Brookfield Asset Management	Q3 INTERIM REPORT TO SHAREHOLDERS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

www.brookfield.com	NYSE/TSX: BAM EURONEXT: BAMA

	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	2008	2007	2008	2007
Cash flow from operations
Comparable basis (excluding security disposition gain)	$355	$255	$1,176	$1,001
– per share	0.58	0.40	1.92	1.61
Total basis (including security disposition gain)	$355	$321	$1,176	$1,332
– per share	0.58	0.52	1.92	2.17
Net income
– total	$171	$93	$478	$441
– per share	0.27	0.13	0.75	0.68

Letter to Shareholders

OVERVIEW

During the last three months, we have continued to execute our business plans resulting in strong third quarter cash flows of $355 million, and approximately $1.2 billion to date this year. Furthermore, we increased our overall free liquidity to more than $3.5 billion, substantially higher than it has been for more than two years. This was accomplished despite the difficult market environment over the past few months which, in our view, validates our strategy of owning high quality assets and conservatively financing them on a long-term basis. Over the year, we have received outstanding support from our global banking relationships and institutional clients, for which we are grateful. In the fullness of time, our ability to execute and the strength of our relationships should further our goal of being one of the leading global asset managers.

Given recent media coverage, all of you know the negative news story all too well. If you are looking for the long-term positive story, we refer you to Mr. Warren Buffett’s letter published October 16, 2008 in the New York Times. Rather than adding our views on the “world at large” to those published by many other more qualified people, this letter will focus on what we believe to be topical items with respect to Brookfield. We are fortunate that our businesses are, with only a few exceptions, performing well, our operating cash flows are robust, and our capitalization and liquidity situation is strong. It is in this regard that we provide a little background regarding our company.

First and foremost, we have ±$20 billion of permanent capital. In today’s environment where many companies are without access to financing, this is a tremendous advantage. This capital does not come due, it has no margin calls, and whether it trades for less in the market due to external factors has very little effect on it.

Second, excluding institutional client funds, we currently have over $3.5 billion of cash, financial equivalents and undrawn committed lines of credit to help ensure that we are able to withstand even extreme events should something occur, and if not, hopefully use this capital to pursue some great opportunities. For the past 18 months we have been able to generate more cash than we have invested or utilized in our operations to pay down liabilities that came due, or were pre-financed. As a result, our capital availability today is greater than it was two years ago when the credit turbulence started to unfold.

Third, we generate ±$1.5 billion of free cash flow annually. This can be used largely in whatever fashion we choose. In addition, we traditionally turn over 10% of our invested capital annually, leading to a further ±$2 billion to deploy. During the last four months, we generated close to $1.5 billion of net cash in addition to our regular cash flows, and while this was exceptional, it shows the flexibility within our operations to generate cash should we require it, or desire it.

Fourth, we have only $2.3 billion of debt at the parent company and, with few exceptions, do not guarantee our subsidiaries’ debts. Our parent company debt-to-market capitalization is therefore only ±14%. As you also know, most of the debt within our businesses is recourse only to specific properties. If you proportionately consolidate all of our interests in assets, the debt to capitalization is ±43%, well within investment grade. We would point out that sometimes these facts are not easily visible in our financial statements because of the requirement to consolidate debt within partially owned funds that is, in reality, attributable to our institutional partners. Please have a look at our Management’s Discussion and Analysis of Financial Results (“MD&A”) disclosures should you wish to review this further.

Fifth, with respect to opportunities, we think there will be many, and some great transactions are starting to surface in sectors where we have expertise. To date, we have chosen to be patient on the belief that better situations are still coming. In this regard, we believe we have a number of advantages to allow us to be in a position to pursue some of these. These advantages are as follows:

•	Balance Sheet – We have a large balance sheet and investment grade ratings. This is a unique attribute today which many do not share.

•

Asset Quality – We have high quality assets and a business model which is built for difficult environments. This has become increasingly evident in this environment and enables us to focus on forward-looking opportunities, instead of past issues which many others are dealing with.

•

Operating Platform – We have operating teams managing each of the asset classes we own. This strategy gives us the added benefit of being able to drive operating efficiencies from our assets and build long-term intrinsic value for ourselves and our partners, in virtually all market environments.

•

Cash – As one of the few with readily deployable liquidity, we are ideally positioned to be a serious participant in any transaction. We believe most transactions will require less cash and will include more assumption of existing financing. The key will be a solid sponsor for a recapitalization plan. We are well positioned to take advantage of this new environment and we plan to strengthen this position further.

•

Reputation – We believe we have established a reputation of being fair, and dealing with institutions and counterparties in a straightforward manner. Institutions increasingly need partners to assist them with some of their issues and we believe we are ideally positioned to help.

Sixth, we have access to substantial resources through our institutional relationships both in the form of commitments to current funds, and in their ongoing interest in funds we are raising as well as co-investment opportunities. Relatively few people have this access on a global basis and as we continue to build these relationships, and demonstrate how our approach to investments, operations and financings, has weathered the recent turmoil, these relationships should only get better. In the current year, to date, we have closed $2.1 billion of capital commitments to our core, value add and opportunity funds.

We are fortunate that our businesses are performing well, with a few small exceptions. Our power generating business reported record results for the first nine months due to above average water flows and continued margin expansion from higher realized energy prices. Our strategy of owning high quality office properties and leasing them to quality tenants for long periods of time provides stability in our cash flows even in what is expected to be more difficult leasing markets. Within our infrastructure operations, the transmission businesses, which are largely regulated, provide stable cash flows, and notwithstanding short-term margin reductions in our timberland business, long-term values continue to be very strong as observed in secondary transactions. In addition to the foregoing, our third quarter results reflected a gain on the sale of an interest in one of our office properties, and profits on financial hedges which more than offset any negative events resulting from the financial volatility in the marketplace.

CAPITAL RAISING INITIATIVES AND DEBT MATURITIES

In furtherance of our strategy of recycling capital and pruning non-core assets, we completed a number of initiatives that have generated, or will shortly generate, net cash proceeds of approximately $1.2 billion after repayment of associated debt. The most notable of these items are as follows:

(millions)	Gross	Net
Sale of timber in the U.S. Northwest	$1,200	$590
Sale of 50% Canada Trust Tower office property	425	190
Sale of Brazilian transmission lines	275	275
Sale of Hermitage and Imagine Insurance London	310	150
	$2,210	$1,205

•

In October 2008, we sold part of our 588,000 acres of freehold lands owned in the U.S. Northwest to an investment partnership that is managed by us and where we retain an approximate 40% direct and indirect interest. Total proceeds were $1.2 billion generating net cash to us of approximately $600 million, and a modest gain, which will be recorded in the fourth quarter. As a result of private placement rules, we are not at liberty to describe the nature of the partnership at this time, but will do so for you when we are able to.

•

We sold our 50% interest in our Canada Trust Tower office property in Toronto for C$425 million. The sale generated net cash proceeds to Brookfield Properties of approximately $200 million, after repaying our mortgage.

•

We sold our transmission lines in Brazil for $275 million net cash proceeds to our infrastructure group. The transaction is expected to close in early 2009, generating an approximate 30% return on invested capital.

•	We reached agreement to sell two non-core insurance operations for gross proceeds of approximately

2        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

$310 million, which will net us approximately $150 million of cash. This continues our exit from these operations which should over the next year generate a further ±$400 million of cash.

•

Finally, we completed approximately $1.0 billion of refinancings of debt in the recent quarter, largely mortgages on properties. This included a $150 million corporate debt issue with a 4.5-year term and a coupon of 6.5%, a financing in our power operations for $225 million, and $425 million of property refinancings. We are also in the final stages of extending the financing of our Australian operations. We intend to repay US$350 million of the debt, combine the European operations we acquired with our existing UK business and refinance the combined business over the next year. The remaining loan of US$800 million will be extended into 2010. This loan now represents a loan to value of less than 50%, and in the future will be replaced primarily with specific mortgages on properties.

As noted earlier, we have over $3.5 billion of cash, financial equivalents and undrawn committed lines of credit within Brookfield. This has increased significantly since our last report to you, despite the difficult market conditions. This includes approximately $2.5 billion at the corporate level (an increase of nearly $1 billion) and approximately $1.0 billion in our principal operating subsidiaries. Our debt maturities at the corporate level are very modest over the next number of years and our lines of credit are renewed annually, and extend into 2012 in the worst-case scenario. Our subsidiaries’ debt is spread out between many of our subsidiaries and much of it is highly financeable, even in difficult markets. In any event, we have the financial resources today to repay all of the corporate and subsidiary debt maturing prior to 2011 even in the most draconian scenario where we roll over none of the debt maturities. Further details of our debt profile can be found within our MD&A.

We have mortgages on many of our properties which, on average, represent approximately 50% loan to value. These mortgages have recourse only to our power plants, office properties, transmission lines and timber stands. We believe, based on our experience of renewing mortgages, even over the past three months, that we should require very little further equity investment to roll these mortgages over and in most likelihood the majority of the rollovers will generate further net proceeds to us.

CURRENT INVESTMENT STRATEGY

Since June 30th, we have focused our investment capital internally, investing in what we know best. This has included repurchasing 7.5 million of our shares at an average purchase price of US$20. We believe this to be a substantial discount to long-term intrinsic value, and we inherently have greater knowledge of this security than anything else we can purchase. In addition, our North American office property company Brookfield Properties, repurchased 1.5 million of its shares. Furthermore we have been buying up shares in, and pieces of our other assets and investments, and selectively providing capital to our subsidiaries to repay debt to help ensure we can be in a position in each to withstand extreme events and capitalize on opportunities.

Looking to the future, we will continue to balance our deployment of capital between keeping it available for potential external opportunities and buying back our own assets in the stock market through share repurchases for an immediate low risk creation of value to the company. In this regard, external opportunities will today need to substantially exceed the returns on repurchasing our own securities to meet our investment requirements, as the inherent risk is obviously higher. Inevitably, we will probably end up deploying capital in some of both.

OFFICE PROPERTY OPERATIONS

Given recent headlines on commercial real estate we thought it appropriate to review with you our strategy, which has been designed to deal with markets like the ones we are currently in. In fact, we have lived through far worse real estate markets with this same strategy and we believe our strategy will continue to endure in the market over the next few years. For example, we lived through the challenging issues in New York after September 11, 2001 with this strategy. It is worth remembering that markets could not have been more negative for our assets at that point in time, and we came out of that period in outstanding shape.

Our operations today encompass approximately 125 million square feet of space, with a value invested by us and partners of over $25 billion. This capital is invested largely in 16 cities on four continents in markets dominated by financial services, government, energy and services tenants. In terms of net equity invested for you, this business ranks behind our power generation business because we share the ownership of our various properties with many partners, but nonetheless, we have a significant amount of your capital invested in these high quality office properties.

Our strategy has not changed dramatically over the past 20 years. Quite simply, from an investment perspective we look to invest capital in very high quality office properties in downtown markets which are supply constrained and which have the prospect of continued white collar employment growth, which drives utilization of office space. We try to secure long-term leases with companies of high credit quality in order to secure long-term income streams for the properties. This allows us to finance these properties on a non-recourse basis with long-term fixed-

Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT         3

rate investment grade mortgages. This enables us to lower our overall cost of capital on a conservative basis, and as a result increases equity returns.

Our strategy includes five principal elements:

1)

High quality properties – We try to invest in the highest quality properties in a market. Quality encompasses many things, but usually includes a property’s location, age, physical attributes, heating and ventilation systems, lighting and floor plate size. In general, we are willing to pay more for quality properties because we believe they withstand market cycles better and create more value in the long-term.

2)

Supply constrained markets – We like to invest in markets where by virtue of some geographic constraint, office property sites are not readily available in the immediate area. As a result, for new construction to enter the market, a developer must assemble land at a much greater cost and because of this, the cost of competing assets increases on a relative basis. For example, Manhattan is an island, Sydney is surrounded by water and downtown markets in general are serviced by transportation arteries and highways which are important to the commute times for office workers, making them unique compared to suburban office space which is easily replicated.

3)

Quality credit tenants – One of the reasons we focus on high quality office properties is because they attract high quality tenants with strong credit profiles. By leasing to high quality entities, we create very durable income streams which, unless exceptional events occur, do not face the same difficult issues of bankruptcy which many other types of real estate suffer. (Thankfully any issues we have encountered over the past few exceptional months have been relatively modest.)

4)

Term leases – The type of tenant we attract generally invests very large sums of capital into their space; predominantly at their own expense, to improve their premises. This is particularly so in the case of financial service firms who build trading floors and often invest more than $250 per square foot of improvements into the space. (To put this number in context, their tenant fit-out investment is often close to the cost to build a suburban office property.) As a result of this, companies desire long-term leases to amortize these costs. Our average lease depends on the market but extends to 30 years, is rarely less than five years, and most often is between 10 and 20 years. Furthermore, longer leases will often contain contractual rent increases, market resets with a floor, or inflation-based escalators.

5)

Non-recourse long-term financing – As a result of all the characteristics above, mortgage lenders generally find these assets to be highly attractive assets to lend against. This enables us to secure investment grade, fixed rate, term financing for approximately 60% to 70% of the property value when the mortgage is initially negotiated and tend to represent much less over time due to amortizations and value appreciation. We generally seek to match finance our assets, which for a specific property can be up to 30 years, or shorter if we believe value of a property for financing purposes will increase in the short term due to leasing initiatives or other reasons.

As a result of the above characteristics, we generally invest equity of 30% to 40% of the value of a property into a newly acquired property. Given inflation factors, and value initiatives implemented in the property, we can generally turn relatively moderate yielding, low-risk assets into very attractive long-term cash flow streams.

We also selectively develop office properties on a risk-averse basis in order to earn additional returns from our operating franchise, to ensure we can accommodate the needs of our tenants, and to keep ourselves knowledgeable about costs and returns for new office space which we compete against. In this regard, we currently own substantial development rights and have a number of substantially leased office developments under construction or in planning for construction. These developments are largely 50% to 75% leased upon launching, and each is selectively converted into office space on a risk-averse basis when opportunities exist.

SUMMARY

As always, thank you for your support. We are optimistic that investment returns over the next 24 months will exceed long-term averages. We are in a strong position to deal with the market uncertainty and hope to be able to seize new opportunities which could add substantial value to the company as conditions improve.

Please do not hesitate to contact any of us should you have suggestions, questions, comments or investment ideas.

J. Bruce Flatt

Senior Managing Partner

November 7, 2008

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Interim Report, including the Letter to Shareholders and Management’s Discussion and Analysis of Financial Results, contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements”, within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. These forward-looking statements include among others, statements with respect to sustainability of cash flows within our operations, our ability to withstand negative market conditions, the strength of our capital structure and liquidity levels, our ability to finance our assets and operations on a long-term basis and repay or refinance debt maturities, availability of credit facilities, future timber prices, our outlook for the Brazilian economy and our ability to take advantage of growth opportunities in that country, our ability to re-contract power at higher prices, our views on the intrinsic value of our power assets, commencement and completion of construction at our development properties, availability of and our ability to capitalize on investment opportunities, making acquisitions, our views on the North American economy and the economies of major developing countries, performance and rate of recovery of financial markets, our views on and the impact of electricity prices, our ability to capture higher market prices for our renewable power generation business, potential cash flow from our renewable power business, long-term returns on development opportunities, performance returns on, and cash flows from, our funds, expansion of our power generation business, increases in demand for “clean” sources of electricity and our ability to benefit from such demand, increasing costs of competing forms of power generation, power generation operating levels for 2008, power generation revenues from existing contracts through 2012, returns from our real estate opportunity investment funds, residential housing conditions in the United States, projected growth in residential operations in Brazil, future costs and margins, loan refinancing plans, expected growth in infrastructure transmission returns, outlook for our asset management activities, the office property sector, the residential markets, our power operations, our infrastructure operations and specialty fund operations, expected decreased demand and pricing for timber due to weakness in the U.S. homebuilding sector, impact of interest rates and the value of various currencies against the U.S. dollar on our operations, the effects of our conversion to international financial reporting standards, our ability to deliver on our commitments to our clients and those with whom we have financial relationships, execute our business strategy, withstand extreme events and deal with unknowns, our ability to meet ongoing performance objectives with respect to cash flow growth and value creation, our ability to further our goal of being a leading global asset manager, drive operating efficiencies from our assets and build long-term intrinsic value, focus on forward-looking opportunities, help institutions and counterparties with their issues, lease our office properties to quality tenants for long periods, continue to meet our long-term cash flow growth objectives, the ability of our assets to generate increasing cash flows over an extended period of time and their value appreciation potential, future gains, proceeds and investment returns, our plans to strengthen our position as a solid sponsor of recapitalization plans, our access to resources through our institutional relationships, and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions.

The words “believe,” “plan,” “execute,” “lead,” “able,” “typically,” “expect,” “execute,” “potentially,” “principally,” “deploying,” “tend,” “primarily,” “represent,” “anticipate,” “position,” “intend,” “estimate,” “endeavour,” “seek,” “often,” “projected,” “continue,” “expand,” “maintain,” “deliver,” “become,” “sustain,” “pursue,” “generate,” “think,” “raising,” “build,” “extending,” “capitalize,” “begin,” “create,” “generally,” “largely,” “probably,” and derivations thereof, and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “may,” “will,” “should,” “likely,” “would,” “can,” or “could” are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, or identify forward-looking statements. Although Brookfield believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its Specialty Investment Funds; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks”.

We caution that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brook-field, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as may be required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING USE OF NON-GAAP ACCOUNTING MEASURES

This Interim Report and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statements of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brookfield’s results. Operating cash flow is a non-GAAP measure and differs from net income, and may differ from definitions of operating cash flow used by other companies. We define operating cash flow as net income prior to such items as depreciation and amortization, future income tax expense and certain non-cash items that in our view are not reflective of the underlying operations.

BUSINESS ENVIRONMENT AND RISKS

Factors that impact Brookfield’s financial results include: the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These and other factors are described in our annual report and our annual information form, both of which are available on our web site and at www.sedar.com.

Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT         5

Management’s Discussion and Analysis of Financial Results

PART 1 – INTRODUCTION

The information in this Management’s Discussion and Analysis of Financial Results (“MD&A”) should be read in conjunction with the most recently issued Annual Report of the company. Additional information, including the company’s Annual Information Form, is available on the Corporation’s web site at www.brookfield.com and on SEDAR’s web site at www.sedar.com.

BUSINESS OVERVIEW

Brookfield is a global asset management company, with a primary focus on property, power and infrastructure assets. We have established leading operating platforms in these sectors and, through them, own and manage a broad portfolio of high quality assets that generate long-term cash flows and opportunities for value creation for us and our partners. We create value for our shareholders by increasing, over time, the cash flows generated by managing these assets for our partners as well as from the capital that we have invested alongside them. Part 3 of the Management Discussion and Analysis of Financial Results (“MD&A”) in our 2007 Annual Report describes our Business Strategy in further detail.

BASIS OF PRESENTATION

We have organized the Interim Report on a basis that is consistent with how we operate the business. We organize our activities into a Corporate Group and individual Operating Platforms which focus on specific business segments. These platforms include commercial properties, renewable power generation, infrastructure, development and other properties, specialty funds and advisory services.

We make a distinction within our operating platforms between Asset Management and Operations. We characterize Asset Management as including, among other things: strategic oversight, investment analysis, capital allocation and advisory and other specialized services such as investment banking, facilities management and property leasing. Operations represent the balance of activities directly associated with the underlying businesses. Accordingly, we segregate our financial results between Asset Management (i.e. what we earn as the manager of the assets or operations) and Operations (i.e. what we earn as an investor in the assets or operations). We also segregate our financial results and our assets, liabilities and capital by Operating Platform.

The segmented results of our asset management activities include revenues from third-party clients as well as revenues earned by us in respect of the capital we have invested in established funds or business units, which are otherwise eliminated in our consolidated financial statements. For the balance of our capital that is invested directly in similar assets, we notionally attribute an asset management charge to the operations by applying a percentage fee to their estimated value. We do this in order to present our results and margins on a consistent and more meaningful basis. While this attribution is currently an internal allocation between the asset management segment and the operations, we intend to establish most of these operations as externally managed entities over time, which will replace this notional attribution with contractual cash flows from both third parties and ourselves and provide us with additional capital to expand our operating platforms in the process.

We present invested capital and operating cash flows on a “total” basis, which is similar to our consolidated financial statements and a “net” basis which represents our pro rata interest in the underlying net assets and cash flows. The net basis, with the exception of the operations of Brookfield Properties Corporation (“Brookfield Properties”), is presented on a deconsolidated basis

6        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

meaning that assets are presented net of associated liabilities and non-controlling interests. Similarly, cash flows are presented net of carrying charges associated with related liabilities and cash flow attributable to related non-controlling interests such as minority shareholders and investment partners. Net invested capital and net operating cash flows, in our view, represent a more consistently comparable basis of presentation than our consolidated financial statements which include our operations under various methods, including equity accounting, proportional consolidation and full consolidation. Please refer to Part 3 of the MD&A in our 2007 Annual Report which includes a description of our financial measures and a glossary of terms.

We provide reconciliations between the basis of presentation in the Interim Report and our consolidated financial statements. In particular, we reconcile operating cash flow and net income on page 28. The tables on pages 43 to 45 provide a reconciliation between our consolidated financial statements and basis of presentation used herein.

Unless the context indicates otherwise, references in this Interim Report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. All financial data included in the Interim Report has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and specified non-GAAP measures unless otherwise noted. All figures are presented in U.S. dollars, unless otherwise noted.

Brian D. Lawson	Sachin G. Shah
Senior Managing Partner and Chief Financial Officer	Senior Vice President, Finance

November 7, 2008

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PART 2 – PERFORMANCE REVIEW

SUMMARY

Operating cash flow totalled $355 million during the third quarter of 2008. In 2007 we recorded $255 million on a comparable basis, or $321 million including a security disposition gain of $66 million. Operating cash flow per share increased by 45% on a comparable basis, and by 12% including the 2007 gain. Year-to-date operating cash flow per share increased by 19% on a comparable basis. Net income was $171 million compared with $93 million in the comparable quarter last year. The increase reflects the variances in operating cash flow, offset in part by an increase in non-cash charges such as depreciation on recently acquired assets

We have increased our core liquidity to $3.7 billion, which includes $740 million received during October, from $2.8 billion at June 30, 2008, and completed a number of financings to extend the maturity of our debt profile. This included the sale of our U.S. Pacific Northwest timberlands to a newly formed investment fund managed by us, that generated $590 million of net cash proceeds, a modest gain that will be reflected in our fourth quarter results, and a $700 million increase in third party capital commitments.

The following table summarizes our cash flow from operations:

	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	2008	2007	2008	2007
Cash flow from operations
Comparable basis (excluding security disposition gain)	$355	$255	$1,176	$1,001
– per share	0.58	0.40	1.92	1.61
Total basis (including security disposition gain)	$355	$321	$1,176	$1,332
– per share	0.58	0.52	1.92	2.17

We recorded improved results across most of our operating platforms, particularly in our power generation group which benefited from strong water levels and higher realized prices, as well as our commercial office property business, which benefited from a disposition gain and the contribution from acquired properties. This more than offset the impact of weakness in the U.S. markets on our residential business and timberland operations. Our asset management activities demonstrated continued growth in fee income due to a higher level of invested capital and funds under management.

The following table presents net income for the past two periods determined in accordance with Canadian GAAP. We utilize operating cash flow, as opposed to net income, as our preferred metric in assessing the performance of our business. Nevertheless we recognize the importance of net income as a key measure for many users and provide a full discussion of our net income and a reconciliation to operating cash flow.

	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	2008	2007	2008	2007
Net income
– total	$171	$93	$478	$441
– per share	0.27	0.13	0.75	0.68

We reconcile net income to operating cash flow on page 28, and describe these non-cash charges on pages 30 and 31.

We believe that our operations are well positioned to withstand the current economic circumstances due to the high quality of our assets, the long-term contractual nature of many of our cash flows, our liquidity profile and the long duration and diversification of our financings.

These characteristics give us confidence that we will continue to generate strong operating cash flows during the balance of 2008 and into the future.

Operating Cash Flows

The following table presents our operating cash flows for the third quarter of 2008 and 2007 on a segmented basis. The results are classified by operating platform and net operating cash flows are separated between those attributable to our asset management activities and those generated from the capital invested by us in our operating platforms.

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	Total Operating Cash Flow		Net Operating Cash Flow
	2008	2007	2008				2007

FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)			Asset Management	Operations	Total	Asset Management	Operations	Total
Asset management income	$109	$96
Operating platforms
Commercial properties	603	351	$117	$233	$350	$98	$72	$170
Power generation	213	105	18	88	106	17	3	20
Infrastructure	78	65	11	20	31	14	18	32
Development and other properties	57	38	8	55	63	5	36	41
Specialty funds	31	23	11	(12)	(1)	16	13	29
Advisory services	—	—	18	—	18	19	—	19
Private equity investments	25	87	—	3	3	—	42	42
Total operating platforms	1,116	765	183	387	570	169	184	353
Cash and financial assets	178	215	—	178	178	—	211	211
	1,294	980	183	565	748	169	395	564
Unallocated expenses
Financing	(535)	(454)	—	(82)	(82)	—	(78)	(78)
Operating costs	(167)	(108)	(101)	(57)	(158)	(73)	(32)	(105)
Current income taxes	(2)	6	—	(3)	(3)	—	5	5
Non-controlling interests in consolidated operations	(235)	(103)	(14)	(136)	(150)	(16)	(49)	(65)
Net operating cash flow	$355	$321	$68	$287	$355	$80	$241	$321

As discussed under Basis of Presentation, total operating cash flows are presented on a consolidated basis similar to our consolidated financial statements, where net operating cash flows represent the cash flow attributable to our net investment in each segment and is net of interest expense and co-investor interests.

Total Operating Cash Flow

Asset management income, which reflects third-party revenues for these purposes, totalled $109 million during the period compared to $96 million in 2007. The increase is due to fees on new capital raised as well as the addition of the Australian fund management business in 2007.

Operating platforms contributed $1,116 million compared to $765 million in 2007, an increase of $351 million. Commercial property operations contributed $252 million of the increase, reflecting the contribution from properties acquired in 2007 as well as a substantial disposition gain. The contribution from our power generating operations increased by $108 million due to higher energy prices and increased water flows.

Financing and operating costs both increased with the expansion of our operating platforms, in particular, the Australian and European operating platforms acquired in 2007. The increase in non-controlling interests reflects the portion of the growth in cash flows noted above that is attributable to the other investors in these businesses.

Net Operating Cash Flow

The net operating cash flow during the third quarter of $355 million (2007 – $321 million) is segregated into $68 million (2007 – $80 million) from asset management activities and $287 million (2007 – $241 million) from operations.

Asset Management Results

The following table summarizes asset management income and fees generated for the past two years. “Total” represents fee income generated by the assets and capital under management on a 100% basis, including amounts attributed to the capital we have invested in established funds with co-investors as well as assets that are held directly by Brookfield, whereas “Third Party” amounts represent fees and performance returns earned by us in respect of the assets and capital managed on behalf of our investment partners. We also allocate costs incurred in respect of our asset management activities in order to present the estimated

Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT         9

margins generated by these activities. This margin analysis is not meaningful for third-party revenues because the costs represent activities conducted in respect of all of the asset management activities.

	Total		Third Party
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2008	2007	2008	2007
Base management fees	$106	$97	$32	$24
Performance returns	1	1	1	1
Transaction fees	1	—	1	—
Property services	70	62	70	62
Investment banking	5	9	5	9
	183	169	$109	$96
Operating costs	(101)	(73)
Non-controlling interests in consolidated operations	(14)	(16)
	$68	$80

The total contribution to cash flow from asset management and related activities was $68 million during the quarter compared to $80 million in 2007. The decrease was due to lower investment banking fees, reduced margins in our property services business, and increased expenses due to a higher activity level.

Base management fees recorded during the quarter totalled $106 million (2007 – $97 million), and included fees of $32 million (2007 – $24 million) earned from third-party investors, $11 million (2007 – $12 million) from the capital that we have invested in existing funds and $63 million (2007 – $61 million) attributed to assets that are not held in existing funds. The increase in third party fees is due to new funds added since the beginning of 2007.

The level of annualized base management fees is a key measure in assessing the growth of our business. As at September 30, 2008, annualized base management fees on all existing funds and assets under management from third parties was $130 million (December 31,2007 – $120 million).

Property services fees include property and facilities management, leasing and project management and a range of real estate services. The increase reflects a higher level of activity within our facilities management operations and the newly acquired Australian operations. We provide specialized investment banking services in North America and Brazil.

The operating costs attributed to our asset management activities increased by $28 million to $101 million due to the addition of the Australian fund management business, acquired in the fourth quarter of 2007, which increased $24 million of expenses during the quarter. A large proportion of our North American property operations are conducted through 51% owned Brookfield Properties. Non-controlling interests represent the 49% interest, of the minority shareholders in these activities.

The level of performance returns recorded in our results continues to be modest because they tend to materialize later in the life cycle of a fund and because we have elected to follow accounting guidelines that defer recognition in our financial statements.

We will provide an estimate of these returns in our Annual Report. Nonetheless, we expect that accumulated returns have declined during 2008 due to lower asset valuations.

Operations

Operations contributed $287 million of net operating cash flow during the quarter compared to $241 million during 2007. The following overview is supplemented by further information contained in the “Operating Platforms” and “Other Items” sections of this report.

– Operating Platforms

The contribution from commercial properties increased by $161 million, due principally to the gain realized on the sale of a partial interest in a Toronto office complex. The contribution from property acquisitions included in total operating cash flow was largely offset by the associated financing costs. Net operating income from existing properties was stable on a quarter-over-quarter basis. Average in-place rents in North America remained stable at $23 per square foot and occupancy levels within our managed portfolio were unchanged at 96.0%.

10        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

Our power generating operations contributed $88 million of net operating cash flow in the quarter. This was due to higher prices and increased water flows, as noted under total operating cash flow, offset in part by costs of financings put in place to acquire new facilities. Realized prices increased by 14% and water levels were 15% above long-term averages. The prior quarter reflected extremely low water conditions.

The contribution from our infrastructure operations was largely unchanged. Valuation gains on our Brazilian transmission interests were offset by reduced margins in our timber operations. Furthermore, our beneficial ownership interests in these operations declined following the distribution of interests in these operations through the formation of Brookfield Infrastructure Partners (“Brookfield Infrastructure”) at the beginning of the year.

Development and other properties contributed $55 million compared to $36 million. The increase reflects a higher level of invested capital in our opportunity investment funds and the contribution from the construction business added in 2007. The contribution from our residential operations was largely unchanged.

The contribution from our specialty funds declined by $25 million, which is due almost entirely to a reduction in unrealized gains that had been recorded in the prior quarter. Interest income from our bridge lending operations declined following a reduction in the level of outstanding loans. This was offset by improved results from investee companies within our restructuring funds.

Private equity investments contributed a higher level of operating cash flow in 2007 due to strong results from our insurance operations. The contribution in the current quarter was offset by restructuring charges arising from the sale of a portion of the business and weaker underwriting results.

– Other items

Investment income from our cash and financial assets contributed $178 million during the quarter. The prior quarter contribution of $211 million included $66 million in respect of sale of convertible debentures. Both quarters benefited from a high level of realized and unrealized investment gains.

Financing costs were relatively unchanged compared to the prior quarter as our borrowing levels were relatively consistent. Operating costs increased, reflecting the expansion of our platform including the addition of the Australian operations in 2007. The increase in non-controlling interests consists principally of minority shareholder interests in the property disposition gain noted above.

Assets Under Management and Invested Capital

The following table presents the book values of total assets under management at the end of September 30, 2008 and December 31, 2007, including our interests and those of our co-investors, capital commitments by our co-investors, and Brookfield’s invested capital measured in terms of consolidated assets and net invested capital.

	Total Assets Under Management		Co-investor		Brookfield Invested Capital
			Commitments		Consolidated Assets		Net Invested
(MILLIONS)	Sept. 30 2008	Dec. 31 2007	Sept. 30 2008	Dec. 31 2007	Sept. 30 2008	Dec. 31 2007	Sept. 30 2008	Dec. 31 2007
Operating platforms
Commercial properties	$26,892	$29,508	$3,068	$2,898	$21,989	$24,073	$4,764	$4,488
Power generation	6,985	6,802	—	—	6,985	6,802	1,394	1,425
Infrastructure	6,653	6,755	2,139	1,192	4,469	4,435	1,407	1,645
Development and other properties	10,962	10,323	384	359	10,962	10,323	3,108	3,856
Specialty funds	5,682	7,487	3,412	3,547	4,495	2,736	1,087	1,137
Advisory services	22,313	26,237	22,313	26,237	—	—	—	—
	79,487	87,112	31,316	34,233	48,900	48,369	11,760	12,551
Private equity investments	2,932	3,851	—	—	2,932	3,851	937	1,336
Cash and financial assets	1,386	1,367	—	—	1,386	1,367	1,127	867
Other assets	2,754	2,010	—	—	2,754	2,010	2,754	2,010
	$86,559	$94,340	$31,316	$34,233	$55,972	$55,597	$16,578	$16,764

Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT         11

Brookfield’s net invested capital is largely unchanged from the beginning of the year both in aggregate and by operating platform. Total consolidated assets were unchanged, however consolidated assets within our commercial property sector declined due to the reallocation of balances from properties acquired in 2007, which resulted in an increase in development and other properties and other assets. Total assets within our specialty funds groups increased due to the consolidation of one of our real estate finance funds in early 2008. Private equity assets declined due to the sale of one of our reinsurance businesses.

We increased co-investor commitments to our core/value-add and our opportunity/private equity funds by $1 billion. The increase consists of $1.4 billion in new commitments to a Brazil Timber Fund and our second Real Estate Finance Fund as well as the formation of Brookfield Infrastructure, offset by approximately $0.4 billion of capital returned to investors in existing funds. This increase was offset by a reduction of $3.9 billion in our advisory funds, due primarily to a reduction in the market value of the fixed income and equity securities under management for our clients. Subsequent to quarter-end, we secured $700 million of co-investor commitments to a timber fund.

Total assets under management declined due to factors described above. In addition, lower currency exchange rates resulted in lower carrying value for assets in several non-U.S. economies, as well as lower carrying values for the associated non-U.S. denominated financing and hedges.

12        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

OPERATING PLATFORMS

Commercial Properties

The following table summarizes the total and net operating cash flows contributed by our commercial property operations:

	Total Operating Cash Flow		Net Operating Cash Flow
			2008			2007
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2008	2007	Asset Management	Operations	Total Platform	Asset Management	Operations	Total Platform
Office properties	$562	$340	$—	$283	$283	$—	$104	$104
Retail properties	41	11	—	(11)	(11)	—	4	4
	603	351	—	272	272	—	108	108
Asset management and property services [1]	—	—	117	(39)	78	98	(36)	62
	$603	$351	$117	$233	$350	$98	$72	$170
1	Prior to operating costs

Property operations contributed total operating cash flow of $603 million in 2008 (2007 – $351 million). Net rents from existing properties were stable, and we received a positive contribution from additional leasing activity during the quarter. The increase reflects the contribution from properties acquired in late 2007 and disposition gains realized during the quarter. Net operating cash flow, which reflects financing costs and co-investor interests, was $350 million (2007 – $170 million) and includes net cash flow of $272 million in 2008 attributed to operations and disposition gains (2007 – $108 million) and $78 million attributed to asset management activities (2007 – $62 million). Cash flow from operating assets in the 2008 quarter reflects the variances in total cash flow offset partially by higher level of interest expense associated with acquired assets.

The following table summarizes assets under management and invested capital in our commercial property operations:

	Total Assets Under Management		Co-investor		Brookfield Invested Capital
			Commitments		Consolidated		Net Invested Capital
(MILLIONS)	Sept. 30 2008	Dec. 31 2007	Sept. 30 2008	Dec. 31 2007	Sept. 30 2008	Dec. 31 2007	Sept. 30 2008	Dec. 31 2007
Office properties	$25,300	$27,810	$2,458	$2,298	$20,397	$22,375	$4,704	$4,385
Retail properties	1,592	1,698	610	600	1,592	1,698	60	103
	$26,892	$29,508	$3,068	$2,898	$21,989	$24,073	$4,764	$4,488

Net invested capital in commercial properties declined modestly during the first nine months of 2008 due to the sale of a partial interest in an office property during the third quarter. Assets under management and consolidated assets within our office property business both decreased by $2.5 billion and $2.0 billion respectively, due to the sale as well as the reallocation to other business units of working capital and non-operating balances assumed within the Australian business purchased in late 2007. This re-allocation had no impact on co-investor commitments and minimal impact on net invested capital due to the reallocation of associated working capital liabilities.

Office Properties

The following table shows the sources of operating cash flow by geographic region:

	Operating Cash Flow
	2008				2007
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Total	Interest Expense	Co-investor Interests	Net	Total	Interest Expense	Co-investor Interests	Net
North America	$488	$189	$23	$276	$330	$206	$21	$103
Australasia	63	56	3	4	—	—	—	—
Europe	11	8	—	3	10	9	—	1
	$562	$253	$26	$283	$340	$215	$21	$104

Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT         13

The variations in total and net operating cash flows of $222 million and $179 million are set out in the following table:

FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS )	2008	2007	Variance
Existing properties	$333	$333	$—
Acquired properties	78	—	78
Disposition gains and other	151	7	144
Total operating cash flow	562	340	222
Interest expense	253	215	38
Co-investors’ interests	26	21	5
Net operating cash flow	$283	$104	$179

In North America, our average in-place net rents remained stable at $23 per square foot from the end of the comparable quarter in 2007. We leased 1.9 million square feet during the third quarter at an average net rent of $28.42 per square foot. The occupancy rate at the end of the third quarter within our managed portfolio was 96.0% and 94.8% overall. Lease expiries average less than 5% during 2009 and 2010 and the average lease term is seven years.

We acquired a portfolio in Australia in 2007 which contributed total operating cash flow of $63 million during the quarter. Average in-place rents in our Australian portfolio are $42 per square foot, approximately 12% below market rents and during the quarter we leased 175 thousand square feet of space. The occupancy rate across the portfolio remains high at 98.6% and the weighted average lease term is seven years.

Within our European portfolio, occupancy is 99% and the weighted average lease term is 18 years.

In July 2008, we completed the sale of our 50% interest in the TD Canada Trust Tower in Toronto to our partner for gross proceeds of C$425 million. The sale proceeds reflect a significant premium over our carrying value and is representative of the value that office properties such as this attract. As a result of this sale, we recognized a gain of $164 million ($82 million after deducting minority interests). In September, our Houston properties were impacted by hurricane damage resulting in a cost to us of $13 million ($4 million net of co-investor interests.)

Borrowing costs associated with existing properties were relatively unchanged. Interest expense associated with our Australian operations was $56 million during 2008. Borrowing costs in 2007 included $27 million of debt breakage costs.

The following table sets out the total assets and net capital invested in our office property operations by region:

	September 30, 2008				December 31, 2007
(MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-Investor Interest	Net Invested Capital
Office properties
North America	$8,301	$6,210	$186	$1,905	$8,737	$6,802	$193	$1,742
U.S. Core Office Fund	7,375	5,726	257	1,392	7,247	5,502	257	1,488
Australasia	2,767	1,628	125	1,014	3,198	3,318	—	(120)
Europe	1,126	760	—	366	796	561	—	235
Working capital	828	801	—	27	2,397	1,357	—	1,040
	$20,397	$15,125	$568	$4,704	$22,375	$17,540	$450	$4,385

Invested capital in Europe increased due to the completion of two properties previously under development.

We finance our office properties with long-term mortgages. The average term of our mortgages in North America, Australia and Europe are seven years, two years, and nine years, respectively.

In North America, we have financed, refinanced or extended $157 million of commercial property debt in the third quarter and over $1.1 billion during the first nine months. In Australia, we have refinanced $1.3 billion of commercial property debt during 2008.

Retail

Total operating cash flows increased to $41 million for the third quarter of 2008 compared to $11 million in 2007. The increase reflects the acquisition of a 1.7 million square foot portfolio of high quality properties in 2007, located primarily in São Paulo and Rio de Janeiro. The acquisition also includes a number of development opportunities which are expected to generate substantial value

14        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

over the long-term but will restrain returns in the near term. Net operating cash outflow was $11 million for the current quarter, as the increase in total operating cash flows was offset by interest costs on acquisition debt and integration costs.

Asset Management – Commercial Properties

	2008			2007
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Total	Operations	Third Party	Total	Operations	Third Party
Asset management	$47	$(39)	$8	$36	$(36)	$—
Property services	70	—	70	62	—	62
	$117	$(39)	$78	$98	$(36)	$62

Renewable Power Generation

We own one of the largest privately held hydroelectric power generating portfolios in the world. Our operations are diversified throughout 63 river systems in the U.S., Canada and Brazil. We have increased our generation capacity by 150% over the past five years and intend to continue to expand our business through acquisitions and development initiatives. Hydroelectric power generation benefits from rising energy prices and low operating costs, requires no fossil fuels and has negligible carbon emissions. Accordingly, we believe that our business is well positioned to benefit in both the near term and long-term and that demand for “clean” sources of electricity and the costs of competing forms of generation will continue to increase.

The following table summarizes the net operating cash flow generated by our power generating operations during the third quarter of 2008 and 2007:

			Net Operating Cash Flow
	Total Operating Cash Flow		2008			2007
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2008	2007	Asset Management	Operations	Total Platform	Asset Management	Operations	Total Platform
Renewable power generation	$213	$105	$—	$106	$106	$—	$20	$20
Asset management	—	—	18	(18)	—	17	(17)	—
	$213	$105	$18	$88	$106	$17	$3	$20

Total operating cash flows increased by $108 million to $213 million due to a combination of higher realized prices and increased generation levels. Net operating cash flow increased by $86 million to $106 million, as the increase in total cash flows was partially offset by the interests of co-investors and other expenses. This increase was partially offset by higher financing costs and co-investor interests, reflecting the increasing scale of our operations and the higher level of profitability which is in turn shared with our co-investors.

The following table summarizes the total and net operating cash flows contributed by our power generating operations:

	Total Operating Cash Flow		Net Operating Cash Flow
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS )	2008	2007	2008	2007	Variance
Hydroelectric generation
North America
United States	$78	$34	$78	$34	$44
Canada	79	34	79	34	45
Brazil	40	18	40	18	22
Total hydroelectric generation	197	86	197	86	111
Wind energy	3	6	3	6	(3)
Co-generation and pumped storage	13	13	13	13	—
Total other generation	16	19	16	19	(3)
Total operating cash flows	213	105	213	105	108
Cash taxes and other expenses			(9)	(1)	(8)
Interest expenses			(76)	(72)	(4)
Non-controlling interests			(22)	(12)	(10)
Operating cash flow	$213	$105	$106	$20	$86

Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT         15

Realized Prices and Operating Margins

The following table illustrates revenues and operating costs for our hydroelectric facilities:

	2008				2007
THREE MONTHS ENDED SEPTEMBER 30 (GWH AND $ MILLIONS)	Actual Production	Realized Revenues	Operating Costs	Operating Cash Flows	Actual Production	Realized Revenues	Operating Costs	Operating Cash Flows
Ontario	650	$60	$15	$45	386	$32	$12	$20
Quebec	521	38	9	29	317	17	7	10
New England	403	26	9	17	306	15	7	8
New York	719	54	21	33	378	26	17	9
Brazil	634	55	15	40	356	27	9	18
Other	451	41	8	33	299	28	7	21
Total	3,378	$274	$77	$197	2,042	$145	$59	$86
Per MWh		$81	$23	$58		$71	$29	$42

Realized prices from our hydro portfolio increased by 14% over 2007 levels to $81 per megawatt hour (“MWh”). Spot prices were higher in the third quarter throughout most of our operations compared to the third quarter of 2007, as were contracts put in place to forward sell generation. The table on page 17 sets out the maturity profile of our contracts and the level of uncontracted generation through 2012 assuming long-term average hydrology. We also generated a higher proportion of our power in higher priced regions and benefited from the contribution of hydroelectric facilities acquired or commissioned since the third quarter of 2007. Our ability to capture peak pricing and sell other energy products, such as capacity, also contributes to higher realized prices.

Operating costs declined on a per megawatt basis reflecting increased utilization. Operating costs on a per unit basis are typically higher than annualized averages during the third quarter because hydrology is lower due to expected seasonal variances.

The contribution from our non-hydro facilities is set forth in the following table. Cash flows decreased due to lower generation levels.

	2008				2007
THREE MONTHS ENDED SEPTEMBER 30 (GWH AND $ MILLIONS)	Actual Production	Realized Revenues	Operating Costs	Operating Cash Flows	Actual Production	Realized Revenues	Operating Costs	Operating Cash Flows
Wind energy	78	$7	$4	$3	98	$8	$2	$6
Co-generation and pumped storage	350	43	30	13	411	41	28	13
Total	428	$50	$34	$16	509	$49	$30	$19
Per MWh		$117	$80	$37		$96	$59	$37

Generation

Our facilities produced 3,806 gigawatt hours (“GWh”) of electricity during the third quarter of 2008, compared with 2,551 GWh during 2007. Conventional hydroelectric facilities generated 3,378 GWh, an increase of 1,336 GWh or 65%. We produced 1,013 more gigawatt hours from existing hydroelectric capacity owned throughout 2008 and 2007 (i.e. “same store” basis) due to higher water flows; this was supplemented by the contribution of 323 additional gigawatt hours from hydroelectric facilities acquired or developed during 2007 and 2008. Hydroelectric generation was 15% above expected long-term averages, whereas the 2007 results were 22% below long-term averages. Our reservoirs have been maintained at normal levels for this time of year and, as a result, we should be able to operate our facilities at long-term average levels during the remainder of 2008, assuming normal water conditions prevail.

The following table summarizes generation during the third quarter of 2008 and 2007:

THREE MONTHS ENDED SEPTEMBER 30 (GIGAWATT HOURS)	Long-Term Average	Actual Production		Variance to
		2008	2007	Long-Term Average	2007
Existing capacity	2,533	2,976	1,963	443	1,013
Acquisitions – during 2007	151	156	79	5	77
Acquisitions – during 2008	263	246	—	(17)	246
Total hydroelectric operations	2,947	3,378	2,042	431	1,336
Wind energy	108	78	98	(30)	(20)
Co-generation and pump storage	313	350	411	37	(61)
Total generation	3,368	3,806	2,551	438	1,255

16        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

Contract Profile

Approximately 80% of our projected generation for the balance of 2008 and 2009 was subject to long-term bilateral power sales agreements or shorter-term financial contracts at quarter end. The remaining generation is typically sold into wholesale electricity markets. Our long-term sales contracts, which cover approximately 55% of total generation during this period, have an average term of 10 years and the counterparties are almost exclusively customers with long-standing favourable credit histories or investment grade ratings. The financial contracts typically have a term of less than two years.

The following table sets out the profile of our contracts over the next five years from our existing facilities, assuming long-term average hydrology:

	Balance of 2008	Years ended December 31
		2009	2010	2011	2012
Generation (GWh)
Contracted
Power sales agreements	2,119	7,566	7,534	7,036	6,267
Financial contracts	807	3,934	2,873	—	—
Uncontracted	696	2,914	3,989	7,366	8,127
	3,622	14,414	14,396	14,402	14,394
Contracted generation
% of total	81%	80%	72%	49%	44%
Revenue ($millions)	205	830	787	542	512
Price ($/MWh)	70	72	76	77	82

The increase in the average selling price for contracted power from $70 per MWh to $82 per MWh over the next five years reflects contractual step-ups in long duration contracts with attractive locked-in prices and the expiry of lower priced contracts during the period. The decrease in these prices from those reported in prior quarters reflects the impact of lower currency exchange rates on non-U.S. contracts.

As shown in the following table, the carrying values of our hydroelectric assets increased to $4.5 billion at the end of the third quarter from $4.3 billion at year end reflecting acquisition and development activity, offset by accounting depreciation and foreign exchange revaluation. Net invested capital did not change significantly as acquisitions were funded with a combination of assumed debt, new project debt and cash on hand.

	Total Assets Under Management		Co-investor		Brookfield Invested Capital
			Commitments		Consolidated Assets		Net Invested
(MILLIONS)	Sept. 30 2008	Dec. 31 2007	Sept. 30 2008	Dec. 31 2007	Sept. 30 2008	Dec. 31 2007	Sept. 30 2008	Dec. 31 2007
Hydroelectric generation	$4,531	$4,299	$—	$—	$4,531	$4,299	$4,531	$4,299
Wind, pumped storage and cogeneration	531	602	—	—	531	602	531	602
Development	318	236	—	—	318	236	318	236
	5,380	5,137	—	—	5,380	5,137	5,380	5,137
Cash and financial assets	454	784			454	784	454	784
Working capital	1,151	881			1,151	881	252	2
Property-specific and subsidiary debt							(4,484)	(4,285)
Co-investors’ interests							(208)	(213)
	$6,985	$6,802	$—	$—	$6,985	$6,802	$1,394	$1,425

We believe the intrinsic value of our power assets is much higher than the book value because many of the assets have been acquired at attractive prices and depreciated for accounting purposes over many years which, in our view, is inconsistent with the nature of hydroelectric generating assets. This is demonstrated by the level of property-specific and subsidiary debt which, while appearing high compared to the book values, is almost entirely investment grade and relatively conservative compared to the economic value of the facilities and the strength and growth potential of the cash flows.

Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT         17

The following table sets out installed capacity and development projects as at September 30,2008:

(MEGA WATTS)		Sept. 30 2008	June 30 2008	Dec. 31 2007
Installed capacity
Hydroelectric generation		3,087	3,087	2,887
Wind energy		189	189	189
Pumped storage		600	600	600
Co-generation		215	215	215
		4,091	4,091	3,891
Development projects
Hydroelectric	– under construction	137	137	137
	– advanced stage	368	368	368
Wind energy	– advanced stage	350	210	210
		855	715	715

During the third quarter, we commenced construction on a 39 megawatt hydroelectric facility in Brazil. The project is expected to be in commercial operation in the fourth quarter of 2009.

Asset Management – Power Generation

Asset management cash flow is determined by applying a fixed percentage fee to our estimated value of the equity capital invested in these operations. This is an internal allocation that is intended to be consistent with comparable asset management fees incurred elsewhere in our operations. The amount allocated in the current quarter was similar to the comparable quarter as the level of invested capital was relatively unchanged.

We continue to consider various alternatives to establish an externally managed entity through which we can share the ownership of these assets with others on a fee-bearing basis.

Infrastructure

Our infrastructure operations consist of timber and electrical transmission operations in the United States, Canada, Chile and Brazil that are owned through a number of managed funds and through direct interests. The cash flows contributed by these operations are summarized in the following table:

	Total Operating Cash Flow		Net Operating Cash Flow
			2008			2007
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2008	2007	Asset Management	Operations	Total Platform	Asset Management	Operations	Total Platform
Timberlands	$33	$47	$—	$6	$6	$—	$14	$14
Transmission	45	18	—	21	21	—	13	13
	78	65	—	27	27	—	27	27
Asset management	—	—	11	(7)	4	14	(9)	5
	$78	$65	$11	$20	$31	$14	$18	$32

In January 2008 we transferred the ownership interests in a number of our assets to Brookfield Infrastructure, a specialty issuer listed on the New York Stock Exchange. We own 40% of and provide management services to Brookfield Infrastructure. The net invested capital and net operating cash flows presented in this section reflect the operations held within Brookfield Infrastructure on a pro rata basis as well as our directly held operations while assets under management and consolidated assets include Brookfield Infrastructure on a fully consolidated basis.

	Total Assets Under Management		Co-investor		Brookfield Invested Capital
			Commitments		Consolidated Assets		Net Invested
	Sept. 30	Dec. 31	Sept. 30	Dec. 31	Sept. 30	Dec. 31	Sept. 30	Dec. 31
(MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Timberlands	$3,606	$3,675	$767	$315	$3,606	$3,675	$1,032	$1,025
Transmission	3,047	3,080	1,372	877	863	760	375	620
	$6,653	$6,755	$2,139	$1,192	$4,469	$4,435	$1,407	$1,645

18        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

Co-investor commitments represent capital committed by clients to our western Canadian and eastern North American timber funds and the Chilean transmission operations as well as the 60% interests of unitholders in Brookfield Infrastructure. The increase during the year is due to the formation of Brookfield Infrastructure and a Brazil Timber Fund. The decrease in net invested capital on the transfer of interests to Brookfield Infrastructure was offset by the investment of additional capital into our Chilean transmission operations to fund growth capital investment and our U.S. Pacific Northwest timberlands in connection with the completion of a $1 billion long-term debt financing.

Subsequent to quarter end we transferred our direct ownership interests in the U.S. Pacific Northwest timber lands to a partially owned timber fund that is managed by us, resulting in a reduction in our net effective interest in these operations, the receipt of $590 million in cash, and a modest gain that will be recognized in our fourth quarter.

Timber

Timber operations contributed $33 million of total operating cash flow during the third quarter of 2008 compared with $47 million in 2007. Net operating cash flow declined to $6 million from $14 million.

	Total Operating Cash Flow		Net Operating Cash Flow
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2008	2007	2008	2007	Variance
Timber
Western North America
Timberlands	$24	$38	$24	$38	$(14)
Higher and better use lands	3	3	3	3	—
Eastern North America	3	4	3	4	(1)
Brazil	3	2	3	2	1
	33	47	33	47	(14)
Other expenses			(4)	1	(5)
Interest expense			(20)	(27)	7
Co-investor’s interests			(3)	(7)	4
	$33	$47	$6	$14	$(8)

The slowdown in the U.S. homebuilding industry has resulted in lower demand and prices for premium species such as high quality Douglas fir. As a result, we continue to harvest at reduced levels while we wait for prices to recover. We have focused our harvest on species such as cedar and appearance grade logs where margins have held up better. In addition, we continue to increase the level of exports into Asian markets to capture better margins, net of transportation costs. Realized prices across our operations declined by approximately 12% and sales volumes increased by 6% over the comparable quarter in 2007, with the result that revenues were 6% lower than the 2007 quarter. Operating costs, however, were higher due in part to harvesting techniques employed and fuel charges with the result that the operating cash flows were lower. Interest costs were lower in the quarter primarily due to the refinancing of a $1.2 billion bridge loan in our U.S. timberlands operations with $1.0 billion of non-recourse debt which has an average term of seven and a half years and a 5.3% average interest rate. Co-investor interests declined, reflecting a lower harvest level within our Canadian west coast operations, offset by the cash flow attributable to unitholders of Brookfield Infrastructure.

The following table summarizes the operating results from our timber operations:

	2008			2007
FOR THE THREE MONTHS ENDED SEPTEMBER 30 ($ MILLIONS)	Sales (m3)	Revenue	Harvest (m3)	Sales (m3)	Revenue	Harvest (m3)
Western North America
Douglas fir	573,600	$50	500,800	533,600	$49	386,900
Whitewood	338,700	20	360,200	468,900	33	340,700
Other	173,400	18	184,800	102,500	16	74,300
	1,085,700	88	1,045,800	1,105,000	98	801,900
Eastern North America and Brazil	741,600	24	727,600	626,300	21	645,500
	1,827,300	$112	1,773,400	1,731,300	$119	1,447,400

Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT         19

Transmission

Transmission operations contributed $21 million of operating cash flow during the third quarter of 2008, net of carrying charges and co-investor interests, compared with $13 million for the same period in 2007 as shown in the following table:

	Total Operating Cash Flow		Net Operating Cash Flow
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2008	2007	2008	2007	Variance
Transmission facilities and investments
Chile	$8	$6
North America	9	8
Brazil	28	4
	45	18	$45	$18	$27
Other income / (expense) and taxes	—	—	(1)	(2)	1
Interest expense	—	—	(3)	(3)	—
	45	18	41	13	28
Co-investors’ interests	—	—	(20)	—	(20)
	$45	$18	$21	$13	$8

The operating cash flows from our Chilean operations are recorded on an equity accounted basis (i.e. our proportionate share of the net operating cash flows after deducting interest expense and co-investor interests) and totalled $8 million in the quarter, compared to $6 million in 2007. The increase reflects rate base increases, inflation indexation and capital investments. These operations performed in line with expectations, as did our northern Ontario transmission and distribution operations. Our investment in transmission systems in Brazil is subject to a purchase and sale arrangement and we exercised our rights to sell this investment pursuant to the agreement for an inflation adjusted return of 14.8%. We recorded a revaluation gain of $24 million in the quarter ($9 million net of co-investor interests and taxes) in respect of this arrangement. We expect to receive after-tax proceeds of $275 million and the closing is expected to occur in January 2009, subject to regulatory and other approvals.

Co-investor interests increased overall, due primarily to their share of the upward revaluation of our Brazilian transmission interests.

Asset Management – Infrastructure

Asset management activities contributed $4 million of revenues from third parties during the third quarter of 2008, similar to the amount recorded in 2007. The increase in fees associated with Brookfield Infrastructure was offset by higher expenses due to increased activities, including corporate development initiatives.

During the second quarter we closed commitments of $280 million for a Brazil Timber Fund of which $230 million is from third party investors.

Development and Other Properties

Development and other properties include our real estate opportunity investment funds, residential operations, properties that are currently under development, properties that are held for development and our construction activities.

	Total Operating Cash Flow		Net Operating Cash Flow
			2008			2007
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2008	2007	Asset Management	Operations	Total Platform	Asset Management	Operations	Total Platform
Opportunity investments	$24	$18	$—	$11	$11	$—	$3	$3
Residential	17	19	—	35	35	—	37	37
Under development / held for development	1	1	—	1	1	—	1	1
Construction	15	—	—	15	15	—	—	—
	57	38	—	62	62	—	41	41
Asset management	—	—	8	(7)	1	5	(5)	—
	$57	$38	$8	$55	$63	$5	$36	$41

20        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

The following table summarizes the assets under management and invested capital:

	Total Assets Under Management		Co-investor Commitments		Brookfield Invested Capital
					Consolidated		Net Invested Capital
	Sept. 30	Dec. 31	Sept. 30	Dec. 31	Sept. 30	Dec. 31	Sept. 30	Dec. 31
(MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Opportunity investments	$1,455	$1,571	$184	$159	$1,455	$1,571	$198	$225
Residential	3,050	2,909	200	200	3,050	2,909	227	450
Under development	3,887	3,400	—	—	3,887	3,400	1,003	1,696
Held for development	1,449	1,201	—	—	1,449	1,201	1,439	1,170
Construction	1,121	1,242	—	—	1,121	1,242	241	315
	$10,962	$10,323	$384	$359	$10,962	$10,323	$3,108	$3,856

Assets under management and consolidated assets allocated to properties under development increased by approximately $0.5 billion during 2008 due mainly to the inclusion of the working capital associated with our construction business and additional elements of its development activities, which were included in commercial properties at year end.

Assets under management and capital invested in our opportunity investments were relatively unchanged during the third quarter. Our first opportunity fund was fully invested during the previous year following a number of acquisitions and we continue our efforts to invest the capital committed to our second fund. Net invested capital in residential operations excludes $272 million in advances as discussed under subsidiary borrowings.

The carrying values of properties held for development were relatively unchanged.

Opportunity Investment Funds

We operate two property funds that are focused on “opportunity investments” with total committed capital of $456 million, including $184 million from co-investors.

Total operating cash flow in the third quarter was $24 million (net – $11 million) compared to $18 million in 2007 (net – $3 million). The increase is due to property acquisitions and a higher level of capital invested by us. Interest expense was $8 million in the 2008 quarter and $11 million in the 2007 quarter. Co-investor cash flow totalled $5 million in the 2008 quarter compared to $4 million in the 2007 quarter.

Due to the focus on value enhancement and the relative short hold period for properties, we expect that returns will come more from disposition gains as opposed to net rental income relative to results from our core commercial office portfolios.

Residential

The following table summarizes the operating results from our residential operations during the third quarter:

	Total Operating Cash Flow		Net Operating Cash Flow
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2008	2007	2008	2007
Canada	$45	$43	$45	$43
United States	—	(1)	—	—
Impairment charge – U.S. operations	(40)	(42)	(13)	(12)
Brazil	12	19	3	6
	$17	$19	$35	$37

Canada

The contribution in the current quarter was relatively unchanged from the third quarter of 2007. The Alberta economy continues to perform well, however decreased home owner demand and a temporary oversupply of houses has slowed down the pace of growth relative to the exceptional performance experienced over the last several years.

The stable cash flows were supported by operating margins which improved to 33% from 31% in the third quarter of 2007 and 27% in the second quarter of 2008. We own approximately 15,895 acres (December 31, 2007 – 14,864 acres) in these operations of which approximately 980 acres were under active development at September 30, 2008 (December 31, 2007 – 1,004 acres) and 14,915 acres (December 31, 2007 – 13,860 acres) are included in “held for development” assets (reflecting the length of time that

Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT         21

will likely pass before they are actively developed). Most of the land holdings were purchased in the mid-1990s or earlier, resulting in an embedded cost advantage.

United States

Our U.S. operations broke even in the quarter on a cash flow basis, similar to 2007, as the slow pace of the U.S. housing market continues to impact results. We continue to experience a supply and demand imbalance that is exacerbated by lower consumer confidence and restricted access to mortgage financing by buyers. We do not expect conditions to improve meaningfully until after 2009.

The results include an impairment charge of $13 million on a net basis to Brookfield. The gross operating margin in the business was 11% during the quarter, compared to 18% in 2007 reflecting a decrease in the average selling price. We closed 184 units during the quarter (2007 – 179 units) at an average selling price of $578,000 (2007 – $667,000). Net new orders during the quarter were 163 units (2007 – 130 units) and the backlog at the end of the quarter was 266 units (2007 – 323 units). We own or control 26,000 lots through direct ownership, options and joint ventures.

Brazil

We continued to expand our Brazilian operations, which are benefiting from the favorable demographics and economic conditions. Our Brazilian residential unit completed the acquisition of MB Engenharia S.A. (“MB”) for approximately $100 million plus contingent consideration in the second quarter of 2008 and are actively working on integrating it into our operations. In October we received shareholder approval to merge our operations with Company S.A. We will own 40% of the combined entity. These transactions increase our presence in the important middle and mid-low segments of the Brazil market.

Total cash flow was $12 million during the quarter and net cash flow was $3 million, compared with $19 million and $6 million, respectively, in the third quarter of 2007. The results reflect integration costs in respect of recent acquisitions. During the third quarter we contracted new sales of R$170 million (US$102 million) and completed launchings of R$703 million (US$367 million) compared with R$122 million (US$64 million) and R$495 million (US$270 million), respectively in the 2007 quarter.

We own substantial density rights in our key markets of Rio de Janeiro and São Paulo that provide the basis for continued growth, and the acquisitions of MB and Company S.A. expand our operating footprint and are expected to provide additional growth opportunities.

Under Development

Properties that are under development do not typically contribute meaningful operating cash flow during the development process as most costs are capitalized and revenues are applied against these costs until properties are sold. In the case of the development portfolio acquired in late 2007, accounting guidelines required us to capitalize short-term profits upon acquisition. Unallocated overhead and interest costs that are not capitalized to specific projects are expensed as incurred.

The following table summarizes the capital deployed in properties under development, which are primarily commercial properties with a smaller component of retail and residential:

			Brookfield Invested Capital
	Total Assets Under Management
			Consolidated Assets		Net Invested Capital
(MILLIONS)	Sept. 30 2008	Dec. 31 2007	Sept. 30 2008	Dec. 31 2007	Sept. 30 2008	Dec. 31 2007
Properties under development
North America	$977	$965	$977	$965	$977	$965
Australia	2,226	1,569	2,226	1,569	2,226	1,569
United Kingdom	376	704	376	704	376	704
Brazil	308	162	308	162	308	162
Non-recourse financing	—	—	—	—	(2,884)	(1,704)
	$3,887	$3,400	$3,887	$3,400	$1,003	$1,696

22        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

Capital invested in North American development properties was unchanged in aggregate. We achieved substantial completion and occupancy of Four Allen Center in Houston and transferred the property to our commercial office portfolio. This was offset by the capitalization of costs related to continued development of the Bay Adelaide Centre in Toronto, Bankers Court in Calgary and other development initiatives.

In the United Kingdom, two development properties were completed and transferred into the commercial portfolio, resulting in a decrease in invested capital.

We deployed further capital in Brazil through the acquisition of MB discussed previously in the Residential section.

Held for Development

			Brookfield Invested Capital
	Total Assets Under Management		Consolidated Assets		Net Invested Capital
(MILLIONS)	Sept. 30 2008	Dec. 31 2007	Sept. 30 2008	Dec. 31 2007	Sept. 30 2008	Dec. 31 2007
Commercial office properties
North America	$254	$207	$254	$207	$254	$207
Residential lots
Canada and Brazil	1,028	804	1,028	804	1,028	804
Rural development
Brazil	167	190	167	190	157	159
	$1,449	$1,201	$1,449	$1,201	$1,439	$1,170

We increased the capital invested in our Canadian residential operations, although the carrying value of residential lots and rural development was offset in part due to currency revaluation.

We earned $4 million in the quarter from our rural development lands in Brazil.

Construction

The following table summarizes the operating results from our construction operations during the third quarter:

	Brookfield Invested Capital				Operating Cash Flow
	Consolidated Assets		Net Invested		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Sept. 30 2008	Dec. 31 2007	Sept. 30 2008	Dec. 31 2007	Sept. 30		Sept. 30
					2008	2007	2008	2007
Australia	$6	$—	$6	$—	$8	$—	$8	$—
United Kingdom	102	104	102	104	(3)	—	(3)	—
Middle East	50	20	50	20	10	—	10	—
	158	124	158	124	15	—	15	—
Working capital	963	1,118	83	191	—	—	—	—
	$1,121	$1,242	$241	$315	$15	$—	$15	$—

We conduct the majority of our construction activities in Australia and the Middle East with each region accounting for approximately 52% and 33% of the outstanding backlog, respectively. Our construction activities are focused on large scale construction of real estate and infrastructure assets.

Revenue work book, totalled $5.1 billion at the end of the quarter (December 31, 2007 – $6.0 billion), representing 2.6 years of scheduled activity. The decline reflects early completions for which we received payment during the second quarter and the impact of foreign exchange revaluation.

The following table summarizes the work book at the end of the quarter:

Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT         23

(MILLIONS )	September 30, 2008	December 31, 2007
Australia	$2,670	$3,143
Middle East	1,687	1,693
United Kingdom	775	1,177
	$5,132	$6,013

Specialty Funds

Specialty investment funds operations, which include our bridge lending, restructuring and real estate finance groups, generated net operating cash outflow of $1 million during the third quarter of 2008, compared with an inflow of $29 million during the third quarter of 2007. The 2008 results reflect a $24 million reduction in unrealized gains within our bridge lending activities.

			Net Operating Cash Flow
	Total Operating Cash Flow		2008			2007
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2008	2007	Asset Management	Operations	Total Platform	Asset Management	Operations	Total Platform
Operations
Bridge lending	$16	$20	$—	$11	$11	$—	$20	$20
Convertible debentures gain/(loss)	(24)	—	—	(24)	(24)	—	—	—
Restructuring	12	(3)	—	1	1	—	(7)	(7)
Real estate finance	27	6	—	3	3	—	6	6
	31	23	—	(9)	(9)	—	19	19
Asset management	—	—	11	(3)	8	16	(6)	10
	$31	$23	$11	$(12)	$(1)	$16	$13	$29

The following table summarizes the assets and capital in our specialty funds:

	Total Assets Under Management		Co-investor Commitments		Brookfield Invested Capital
					Consolidated Assets		Net Invested
(MILLIONS)	Sept. 30 2008	Dec. 31 2007	Sept. 30 2008	Dec. 31 2007	Sept. 30 2008	Dec. 31 2007	Sept. 30 2008	Dec. 31 2007
Bridge lending	$876	$1,187	$1,135	$1,510	$393	$488	$308	$488
Restructuring	1,899	1,538	746	753	1,899	1,538	491	361
Real estate finance	2,767	4,637	1,471	1,225	2,179	685	264	263
Real estate services	140	125	60	59	24	25	24	25
	$5,682	$7,487	$3,412	$3,547	$4,495	$2,736	$1,087	$1,137

The net capital invested by us in these activities was relatively unchanged at $1.1 billion throughout the first three quarters of 2008. The increase in capital invested in restructuring activities was offset by repayment of bridge loans. Consolidated assets increased since year end, reflecting the consolidation of our Real Estate Finance Fund I beginning the first quarter of 2008, although there has been no significant change in the third quarter.

Bridge Lending

Our bridge lending operations generated net cash outflow of $13 million in the third quarter of 2008, compared with an inflow of $20 million in 2007. The 2008 third quarter results included a $24 million reduction in previously accrued gains related to convertible debentures held within one of our funds. We have realized gains of $32 million based on our invested capital in this investment since inception and the market value of our remaining investment continues to exceed our original cost. Net interest income declined to $9 million from $16 million in the quarter, largely due to a reduction in invested capital, which averaged $403 million over the quarter compared to $616 million in the third quarter of 2007. The average yield during the quarter was 10%. Co-investor commitments declined as loans within our first bridge lending fund were repaid and the capital returned to our co-investors.

Restructuring

We continue to expand our underwriting activities in reaction to an increased number of attractive opportunities. Assets under management and total invested capital both increased to $1.9 billion compared to $1.8 billion at the end of the second quarter, and net invested capital increased slightly to $491 million from $450 million at the end of the second quarter.

24        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

Total operating cash flows generated by investments within our restructuring funds were $12 million during the quarter compared to a loss of $3 million in the 2007 quarter. On a net basis, which reflects our pro rata share of the cash flows after deducting financing costs as well as the interests of our fund co-investors and any other shareholders in the investee companies, operating cash inflow was $1 million in the third quarter of 2008, compared to a cash outflow of $7 million in 2007.

We hold positions in nine companies and our average exposure to each investee is approximately $51 million. Due to the nature of these activities, operating cash flows tend to be low and the expected returns are often realized through disposition gains.

Real Estate Finance

Investments within our two funds continue to perform in line with expectations. Assets under management declined due to the sale of a number of assets in entities which were managed by us. We added $275 million of co-investor commitments to our second fund. Net capital invested by us in real estate finance activities was $264 million, relatively unchanged from the beginning of the quarter.

The combined activities contributed $3 million of net operating cash flow during the third quarter of 2008, compared to $6 million in the 2007 quarter. The 2007 results are presented on an equity accounted basis (i.e. net of interest expenses and co-investor interests) whereas the 2008 results present the funds on a fully consolidated basis. Total operating cash flows were $27 million in 2008 and $17 million on a comparable basis in 2007.

Asset Management – Specialty Funds

Asset management activities within our specialty funds operations contributed $8 million of third-party income during 2008, compared to $10 million in the third quarter of 2007. The decline is due to lower capital deployed within our bridge lending operations.

Advisory Services

We manage equity and fixed income securities and provide investment banking services all with a particular focus on the property and infrastructure sectors. The results of these activities, which are included as “asset management income” within our total operating cash flows, are presented in the following table:

	2008			2007
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Asset Management	Operations	Total Platform	Asset Management	Operations	Total Platform
Real estate and fixed income securities	$13	$—	$13	$10	$—	$10
Investment banking	5	—	5	9	—	9
	$18	$—	$18	$19	$—	$19

The management of real estate and fixed income securities produced revenues of $13 million during the quarter, which consisted largely of base management fees. Our investment banking and advisory groups contributed $5 million of fees during the quarter.

The following table summarizes assets under management within our advisory activities. We do not have any meaningful amount of our own capital invested in these strategies as the assets under management tend to be securities as opposed to physical assets.

	Total Assets Under Management		Co-investor		Brookfield Invested Capital
			Commitments		Consolidated Assets		Net Invested
(MILLIONS)	Sept. 30 2008	Dec. 31 2007	Sept. 30 2008	Dec. 31 2007	Sept. 30 2008	Dec. 31 2007	Sept. 30 2008	Dec. 31 2007
Real estate and fixed income securities
Fixed income	$17,609	$20,210	$17,609	$20,210	$—	$—	$—	$—
Equity	4,704	6,027	4,704	6,027	—	—	—	—
	$22,313	$26,237	$22,313	$26,237	$—	$—	$—	$—

Co-investor commitments declined by $3.9 billion due primarily to a reduction in the market prices of securities under management offset by $900 million of net inflow since 2007.

Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT         25

Private Equity Investments

Our private equity investments generated net operating cash flow of $3 million compared to $42 million in the third quarter of 2007. Net invested capital declined due to the reduction of capital required in our insurance operations.

	Brookfield Invested Capital				Operating Cash Flow
	Consolidated Assets		Net Invested		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Sept. 30	Dec. 31	Sept. 30	Dec. 31	Sept. 30		Sept. 30
	2008	2007	2008	2007	2008	2007	2008	2007
Forest products	$685	$819	$312	$241	$(12)	$22	$(11)	$6
Infrastructure	80	85	80	85	2	1	2	1
Insurance operations	1,796	2,513	388	661	(1)	43	(1)	32
Other operations	273	281	102	249	36	13	15	(1)
Property	98	153	55	100	—	8	(2)	4
	$2,932	$3,851	$937	$1,336	$25	$87	$3	$42

Our forest products investments continue to face a challenging operating environment. Operating cash flow from other operations reflects a disposition gain on the sale of a non-core business unit.

Our reinsurance operations recorded a net operating cash outflow of $1 million during the quarter, compared to an inflow of $32 million in 2007, due to costs associated with the reorganization of the business operations. We reached agreements to sell two insurance units which has reduced the amount of capital required to support the business, and we continue to explore alternatives to surface value and release capital elsewhere in these operations.

OTHER ITEMS

Cash and Financial Assets

Net operating cash flows from our cash and financial assets totalled $178 million during the third quarter of 2008 compared to $145 million on a comparable basis during the 2007 quarter as shown in the following table:

	Total Operating Cash Flow		Net Operating Cash Flow
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2008	2007	2008	2007
Dividends, interest, gains and other	$178	$149	$178	$145
Exchangeable debenture gains	—	66	—	66
	$178	$215	$178	$211

The 2007 results include gains of $66 million on the partial monetization of an exchangeable debenture.

	Total Assets Under Management		Brookfield Invested Capital
			Total			Net
(MILLIONS)	Sept. 30 2008	Dec. 31 2007	Sept. 30 2008	June 30 2008	Dec. 31 2007	Sept. 30 2008	June 30 2008	Dec. 31 2007
Cash and cash equivalents	$500	$360	$500	$568	$360	$500	$568	$360
Financial assets
Government bonds	233	420	233	352	420	233	352	420
Corporate bonds	157	286	157	176	286	157	176	286
Fixed income	12	22	12	20	22	12	20	22
High yield bonds	77	112	77	86	112	77	86	112
Preferred shares	41	40	41	41	40	41	41	40
Common shares	187	51	187	310	51	187	310	51
Loans receivable	179	76	179	126	76	179	126	76
Total financial assets	886	1,007	886	1,111	1,007	886	1,111	1,007
Deposits and other liabilities	—	—	—	—	—	(259)	(531)	(500)
Net investment	$1,386	$1,367	$1,386	$1,679	$1,367	$1,127	$1,148	$867

Net cash and financial assets was relatively unchanged at $1.1 billion, which reflects broker deposit liabilities and a small number of borrowed securities that have been sold short.

26        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

Over the last two years, as part of our ongoing risk management activities, we have established market positions which hedged some of our credit exposure. As at September 30, 2008, we held protection against widening credit spreads through credit default swaps with a total notional value of $3.2 billion (2007 – $2.4 billion), which have a limited downside and benefit from increases in credit spreads and defaults of the underlying debt. Realized and unrealized results on these positions are recorded in net income on a mark-to-market basis quarterly.

Financing Costs

Financing costs include interest expense on corporate borrowings, certain subsidiary borrowings and capital securities as set out in the following table:

	Total			Net
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS )	2008	2007	Variance	2008	2007	Variance
Corporate borrowings	$41	$41	$—	$41	$41	$—
Property-specific mortgages	381	312	69	—	—	—
Subsidiary borrowings	90	80	10	18	16	2
Capital securities	23	21	2	23	21	2
	$535	$454	$81	$82	$78	$4

Interest on property-specific mortgages increased due to borrowings incurred in the course of expanding our operating base, including the acquisition of retail properties in Brazil and commercial properties in Australia.

Operating Costs

Operating costs include those of Brookfield Properties, and reflect the costs of our asset management activities as well as costs which are not directly attributable to specific business units.

	Total Operating Cash Flow		Net Operating Cash Flow
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2008	2007	2008	2007	Variance
Asset management
Asset management activities	$37	$30	$37	$30	$7
Property services	64	43	64	43	21
	101	73	101	73	28
Corporate and other costs	66	35	57	32	25
	$167	$108	$158	$105	$53

Asset management costs increased from $73 million in the third quarter of 2007 to $101 million in the current quarter on a net basis, an increase of $28 million, while corporate and other costs increased by $25 million to $57 million. The Australian-based operations acquired in 2007 contributed asset management and property services of $24 million and corporate costs of $15 million.

Co-investor Interests in Net Operating Cash Flow

The following table details co-investor interests in our total and net operating cash flows. Additional information on the capital represented by co-investor interests is located on page 38.

Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT         27

	Total Operating Cash Flow [1]		Net Operating Cash Flow [1]
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2008	2007	2008	2007	Variance
Participating interests
Brookfield Properties
Asset management	$3	$3	$3	$3	$—
Operating returns	64	62	64	62	2
Disposition gains and other	78	—	78	—	78
	145	65	145	65	80
Other property operations	22	7	—	—	—
Power generation	22	11	—	—	—
Infrastructure	19	7	—	—	—
Other	22	13	—	—	—
	230	103	145	65	80
Non-participating interests
Brookfield Multiplex Group	4	—	4	—	4
Brookfield Properties Corporation	1	—	1	—	1
	5	—	5	—	5
	$235	$103	$150	$65	$85
1	Represents share of operating cash flows attributable of the interests of the respective shareholders and includes cash distributions

The increase in participating interests in Brookfield Properties’ net operating cash flow reflects a higher level of disposition gains. The increase in power generations cash flows resulted in corresponding increase in co-investor interests. The formation of Brook-field Infrastructure in early 2008 established additional co-investor interests in these operations. The co-investor interests in Brookfield Multiplex, purchased by us in 2007, relate to $360 million of previously issued non-participating securities issued prior to our involvement with the company.

The following table differentiates between the cash flow attributable to co-investors that is distributed and that which is retained in the business:

	Total		Net
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS )	2008	2007	2008	2007
Interests of co-investors in net operating cash flow	$235	$103	$150	$65
Less: distributed during the period	(64)	(42)	(32)	(29)
Retained	$171	$61	$118	$36

The undistributed cash flows attributable to co-investors are retained in the respective operating businesses and are available to expand their operations, reduce indebtedness or repurchase equity. The majority of net operating cash flow retained is within Brookfield Properties.

NET INCOME

In this section we describe components of our statements of net income that are not discussed on this basis elsewhere in this report and reconcile net income to operating cash flow.

The following table reconciles net income and operating cash flow:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEPTEMBER 30 (MILLIONS)	2008	2007	2008	2007
Operating cash flow and gains	$355	$321	$1,176	$1,332
Less: dividends from equity accounted investments	(5)	(5)	(17)	(15)
security disposition gain	—	(66)	—	(331)
	350	250	1,159	986
Other items, net of non-controlling interests	(179)	(157)	(681)	(545)
Net income	$171	$93	$478	$441

28        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

The 2007 reconciling items include a $66 million security disposition gain recorded on the sale of debentures during that quarter (nine months – $331 million), which was included in opening retained earnings as at January 1, 2007 as a result of a prescribed accounting change.

The following table summarizes our consolidated statements of net income:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEPTEMBER 30 (MILLIONS)	2008	2007	2008	2007
Revenues	$3,216	$2,219	$9,862	$6,185
Net operating income	1,289	909	3,831	3,137
Expenses
Interest	(535)	(454)	(1,537)	(1,276)
Asset management and other operating costs	(167)	(108)	(480)	(323)
Current income taxes	(2)	6	(40)	(40)
Non-controlling interests in the foregoing	(235)	(103)	(615)	(512)
	350	250	1,159	986
Other items, net of non-controlling interests	(179)	(157)	(681)	(545)
Net income	$171	$93	$478	$441

Revenues

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEPTEMBER 30 (MILLIONS)	2008	2007	2008	2007
Commercial properties	$721	$583	$2,119	$1,687
Power generation	324	196	1,035	716
Infrastructure	117	187	345	495
Development and other properties	932	375	2,768	1,054
Specialty funds	444	264	1,569	920
Investment income and other	678	614	2,026	1,313
	$3,216	$2,219	$9,862	$6,185

Revenues from commercial properties increased due to the expansion of our operations including the acquisition of a large portfolio in Australia in the fourth quarter of 2007. The increase in power generation revenues reflects increased water flows, higher pricing and increased generating capacity. Infrastructure revenues declined as we no longer consolidate the results of our Chilean transmission business. The increase in revenues from development and other properties is due largely to the acquisition of a global construction business in the fourth quarter of 2007. Our specialty funds’ revenues increased due to the consolidation of revenues from our first Real Estate Finance Fund. Similarly, investment income and other includes revenues from operations consolidated after the second quarter of 2007 that were previously accounted for using the equity method.

Net Operating Income

Net operating income includes the following items from our consolidated statements of income: fees earned; other operating revenues less direct operating expenses; investment and other income; and realization gains. These items are described for each business unit in the Part 2 – Performance Review beginning on page 8.

The following table reconciles net operating income to the total operating cash flow in the segmented basis of presentation:

FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Operating Platform	2008	2007
Net operating income		$1,289	$909
Add: dividends from equity accounted investments	Private Equity	5	5
exchangeable debenture gains	Cash and Financial Assets	—	66
Total operating cash flow		$1,294	$980

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Other Items

Other items are summarized in the following table, and include items that are non-cash in nature and not considered by us to form part of our operating cash flow. Accordingly, they are included in the reconciliation between net income and operating cash flow presented on page 28.

FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2008	2007	Variance
Depreciation and amortization	$(333)	$(250)	$(83)
Equity accounted loss from investments	(6)	—	(6)
Other items	104	(33)	137
Future income taxes	(105)	11	(116)
Non-controlling interests in the foregoing items	161	115	46
	$(179)	$(157)	$(22)

Depreciation and amortization prior to non-controlling interests increased by $83 million due to the acquisition of additional assets in a number of operating platforms during 2007, particularly commercial office properties. In addition, the consolidation of several entities during 2007 led to the inclusion of their depreciation charges in our results. Depreciation and amortization for each principal operating segment is summarized in the following table:

FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2008	2007	Variance
Commercial properties	$154	$141	$13
Power generation	50	39	11
Infrastructure	34	34	—
Development and other properties	62	11	51
Specialty funds and private equity investments	32	24	8
Other	1	1	—
	$333	$250	$83

We recorded a net equity accounted loss of $6 million during the quarter from our investment in Norbord compared to $nil in 2007. Norbord continues to face an extremely weak price environment for its principal product, in addition to higher input costs.

Other items largely represent revaluation items and contributed net accounting income of $104 million in the third quarter of 2008, compared with charges of $33 million in 2007. These items are summarized in the following table:

FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2008	2007	Variance
Norbord exchangeable debentures	$20	$(2)	$22
Interest rate contracts	(30)	(54)	24
Power contracts	132	(5)	137
Other	(18)	28	(46)
	$104	$(33)	$137

Revaluation items are non-cash accounting adjustments that we are required to record under GAAP to reflect changes in value of contractual arrangements that we believe are not appropriate to include in operating cash flow but are included in net income. Items being revalued include debentures issued by us that are exchangeable into Norbord common shares, which are revalued based on changes in the Norbord share price during the period. We hold an equivalent number of shares into which the debentures are exchangeable, but are not permitted to mark the investment to market.

Revaluation items also include the impact of revaluing fixed rate financial contracts that we maintain in order to provide an economic hedge against the impact of possible higher interest rates on the value of our long duration interest sensitive assets. The U.S. 10-year treasury rate moved from 3.97% to 3.82% between June 30, 2008 and September 30, 2008, which led to a $30 million decrease in the value of these contracts. We believe, however, that the corresponding impact on the value of our interest sensitive assets which is not included in net income more than offsets this amount.

We enter into contracts to sell power on a forward basis because it provides greater visibility and stability to our cash flows. The majority of our forward sales are designated as hedges for accounting purposes and changes in their fair value are recorded in other comprehensive income (loss). However, certain of our forward sales do not qualify for hedge accounting and therefore the change in the fair value is recognized in the statement of operations.

30        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

At times when power prices are rising, which is positive for our business, we will generally record mark-to-market losses on financial contracts of this nature, which in those circumstances might require us to sell power in future periods at below the market price. This may result in a reduction in the value of the contracts. Conversely, if market prices fall, as was the case during this quarter, we may record gains which reflect the fact that we have the ability to sell power in the future at prices that are greater than the current market prices, thereby increasing the value of the contracts. The corresponding impact on the value of our generating capacity is not, however, recorded in income.

The future income tax provision in the third quarter was $105 million compared to a recovery of $11 million in 2007. This reflects the utilization of tax pools to shelter disposition gains, increased profitability within our power generation operations and reflects an overall effective tax rate of 32%. The 2007 results reflect the elimination of a tax liability associated with our U.S. homebuilding operations upon final assessment and the generation of additional tax pools during the quarter.

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PART 3 – CAPITALIZATION AND LIQUIDITY

The strength of our capital structure and the liquidity that we maintain enables us to achieve a low cost of capital for our shareholders and at the same time provides us with the flexibility to react quickly to potential investment opportunities and helps us withstand sudden adverse changes in economic circumstances.

The following are the key elements of our capital strategy:

•	Match fund our long-life assets with long-duration term mortgage financings with recourse only to the assets being financed, and ensure we diversify maturities over a long period of time,

•	Provide recourse only to the specific assets being financed, with no cross collateralization or parental guarantees,

•	Limit borrowings to investment grade levels based on performance throughout a business cycle,

•	Maintain access to a broad range of financing markets.

As a result of the foregoing, most of our borrowings are in the form of long-term financings with recourse only to the specific assets. The diversification of the maturity schedule means that financing requirements in any given year are manageable. Limiting recourse to specific assets or business units ensures that weak performance within one area does not compromise the ability to finance the balance of the operations.

Our focus on structuring financings with investment grade characteristics ensures that debt levels on any particular asset or business can typically be maintained throughout a business cycle, and also enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed. Furthermore, our ability to finance at the parent, operating unit, and asset level means that we are not overly dependent on any particular segment of the capital markets.

The sustainability of our capital strategy has been demonstrated by the $9 billion in debt financing raised since August 2007 to fund acquisitions and refinance existing obligations, including $1 billion since June 30, 2008.

To help ensure we are able to react to investment opportunities quickly and on a value basis, we typically maintain a high level of liquidity at the corporate level and within our key operating platforms. Our primary sources of liquidity, which we refer to as “core liquidity”, consist of our cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities. In addition to our core liquidity, we structure our affairs to facilitate monetization of longer-duration assets through financings or co-investor participation.

We generate substantial liquidity within our operations on an ongoing basis through our operating cash flow, which typically exceeds $1.5 billion on an annual basis, as well as from the ongoing turnover in assets with shorter investment horizons and periodic monetization of our longer-dated assets through the sale of co-investor participations, divestitures and refinancings. Accordingly, we believe we have the necessary liquidity to both manage our financial commitments and to capitalize on opportunities to invest capital at attractive returns. Nevertheless, we are cognizant of the current instability in the capital markets and continue to allocate capital in a prudent manner.

Core Liquidity

We currently have approximately $3.7 billion of core liquidity, of which $2.7 billion is at the corporate level and $1 billion is held by our core operating platforms.

Corporate level liquidity consists of $1.1 billion of cash and financial assets and $870 million of undrawn capacity on our credit facilities as at September 30, 2008. Subsequent to quarter end, we generated a further $740 million of net cash from the partial monetization of timber assets and the completion of a private placement of term debt, increasing our liquidity at the corporate level to approximately $2.7 billion. The undrawn credit capacity is generated from $1.4 billion of committed four-year term credit facilities with a large group of major financial institutions. The facilities are typically renewed on an annual basis for the following four years. Currently $1.2 billion mature in 2012 and $0.2 billion mature in 2011.

Core liquidity in our main operating units is approximately $1 billion, comprised of approximately $875 million of undrawn credit facilities, with the balance being cash and financial assets. Our North American office property operations maintain $500 million of

32        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

committed bank facilities, of which $207 million was undrawn at quarter end. Similarly, our renewable power operations maintain $378million of facilities to support forward power sales arrangements and general corporate purposes of which $217 million was undrawn at quarter end. We also maintain $450 million of committed bank facilities within our infrastructure operations that were fully undrawn at quarter end. These facilities, together with available cash and securities, represent liquidity of approximately $1 billion and should increase to closer to $1.5 billion by year end with transactions committed, but not closed.

Corporate and Subsidiary Debt Maturities

This section summarizes our corporate and subsidiary debt maturities. Corporate maturities total $500 million prior to 2011 and subsidiary maturities total $2.2 billion, for aggregate maturities of $2.7 billion. While we fully expect to refinance or roll over most, if not all, of this debt in the normal course, we have the ability to retire all of this debt with our current liquidity of $3.7 billion in the worst-case scenario. Furthermore, we expect to continue to generate additional liquidity from operating cash flow of approximately $1.5 billion annually, as well as asset sales and financings.

As shown in the table below, we have only two corporate maturities scheduled prior to 2011.

AS AT SEPTEMBER 30, 2008 (MILLIONS)	Balance of 2008	2009	2010	2011 and After
Term debt	$300	$—	$200	$1,350
Commercial paper and bank borrowings	—	—	—	498
Corporate maturities	$300	$—	$200	$1,848

The $300 million maturity scheduled for December 2008 has already been pre-financed with a C$150 million perpetual preferred share issued in April 2008 and a private placement of 6.5% term debt completed in October, 2008. We fully expect to be able to refinance corporate maturities in the public or private markets, however we have the ability to draw on our core liquidity should we need, or choose, to do so.

The following table presents our proportionate share of subsidiary borrowings that mature prior to 2011, based on our ownership interest in the borrowing entity adjusted to reflect amortizations, repayments and currency rates as at the date of this report:

AS AT SEPTEMBER 30, 2008 [1] (MILLIONS)	Balance of 2008	2009	2010	2011 and After
Brookfield Renewable Power term debt	$—	$373	$—	$449
Brookfield Australia/Europe term bank facility [1]	335	302	496	—
Brookfield Properties corporate bank facilities	—	181	—	—
Retractable preferred shares	100	—	—	—
Other subsidiary borrowings	147	178	105	1,255
	$582	$1,034	$601	$1,704
1	Reflects anticipated rescheduling

Brookfield Renewable Power has $373 million of public term notes that mature in December 2009. We expect to refinance these notes on a long-term basis prior to maturity, notwithstanding current volatility in the debt capital markets, because of the substantial cash flow generated within the business and the high quality of its asset base. In that regard, these operations are expected to produce approximately $900 million of operating cash flow in 2008, and approximately $550 million after interest expenses and minority interests. The remaining borrowings consist of public notes that mature in 2018 and 2036.

We are in the process of finalizing an agreement to extend the final maturity for $798 million of the Australia/Europe term bank facility until 2010. The loan represents a loan-to-value ratio of less than 50% and the portfolio is well leased with 98.6% occupancy and an average lease term of seven years. We intend to permanently finance the business with asset-specific mortgages on the properties prior to the 2010 maturity.

We intend to repay $335 million of the term facility in November 2008, merge the associated European business units with the balance of our European operations, refinance the combined operations on an interim basis in the local market and, when markets normalize, permanently finance them with long-term debt financing placed in the European capital markets.

Brookfield Properties maintains term credit facilities with a group of major financial institutions that it expects to renew in early 2009. The retractable preferred shares have no mandatory redemption date, although holders have the right to have them redeemed at any time.

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Similar to our capital strategy at the corporate level, we note that even in the event that we are unsuccessful in executing any or all of the strategies described above or we choose to otherwise retire these obligations with recurring operating cash flow or asset sales, we have substantial liquidity available at both the subsidiary and corporate level to fund our proportionate share of any shortfalls.

Property-specific Borrowing Maturities

Most of our debt capitalization is in the form of long-term property specific financings that are secured by our high quality assets and have no recourse to either the Corporation or our subsidiaries, with very few exceptions. The following table presents our proportionate share of maturities that occur prior to 2011 and which given our experience, even over the past three months, should be refinanceable at these amounts:

AS AT SEPTEMBER 30, 2008 (MILLIONS )	Balance of 2008	2009	2010	2011+ and After
Commercial properties
Office - North America	$54	$190	$25	$3,772
Office - Australia	396	173	813	4
Office - Europe	—	—	—	512
Retail - Brazil	53	27	18	99
Power generation
North America	87	189	146	2,584
Brazil	7	29	29	155
Infrastructure	—	18	—	1,245
Development and other properties
North American opportunity funds	—	6	80	358
Residential investing and working capital - Canada	22	202	24	4
Residential investing and working capital - United States	71	186	59	19
Property development and construction	69	602	600	152
Specialty funds	16	8	264	144
	$775	$1,630	$2,058	$9,048

Commercial property financings are secured by high quality office buildings. The financings which mature in the next two years were mostly arranged a number of years ago and, accordingly, represent a low loan to value. As a result, we expect to refinance these maturities in the normal course at the same or a higher level. Maturities in our North American, European and Brazilian operations, are extremely low relative to the scale of these operations, reflecting the long-term nature of the financing. The Australian property market typically utilizes shorter duration financing, which we are rolling over in the normal course and seeking to extend on a long-term basis where possible. The 2008 maturities include $335 million which is secured by seven properties within our Australian portfolio that have an occupancy rate of 99.7%, an average lease term of 8.3 years and a 55% loan-to-value. We are in the final stages of renewing the financing for these properties.

Within our power generating operations, we have negligible maturities during the balance of 2008. Our proportionate share of maturities for the following two years are modest, and the facilities are expected to be refinanced the same or at higher levels given the strong operating margins and cash flows of these properties.

Development and other properties include property-specific borrowings within our opportunity funds, of which only $86 million are scheduled for repayment before 2011. Our share of residential property borrowings is $252 million within our Canadian-based residential operations and $335 million within our U.S. residential business, which have been reduced substantially over the past 18 months with paydowns by us and reductions from sale of lots in the normal course. The residential, property development and construction borrowings are largely of a working capital nature, financing the ongoing development and construction activities, and are typically repaid as the projects, lots or homes being financed are completed and sold, and then re-drawn against new activities.

34        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

Capitalization

The following table presents the components of our debt and equity capitalization on a deconsolidated, proportionate consolidation and full consolidation basis. Our consolidated capitalization includes 100% of the debt of consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. Similarly, our subsidiary and property-specific borrowings are typically structured without any recourse to the Corporation.

Accordingly, we believe that the two most meaningful bases of presentation are proportional consolidation and deconsolidated which are set out in the following table. In our opinion, the consolidated capitalization is less meaningful and can only be assessed in the context of the overall asset base of the company and taking into consideration the full ownership base, including minority shareholders and institutional fund investors, which can be difficult to assess in the context of historical cost consolidated financial statements.

	Deconsolidated		Proportionate		Consolidated
AS AT SEPTEMBER 30, 2008 (MILLIONS)	Market Value	Book Value	Market Value	Book Value	Book Value
Corporate borrowings	$2,348	$2,348	$2,348	$2,348	$2,348
Non-recourse borrowings
Property-specific mortgages	—	—	13,511	13,511	24,167
Subsidiary borrowings	747	747	4,174	4,174	5,216
Accounts payable and other	668	668	7,061	7,061	10,249
Capital securities	622	622	1,110	1,110	1,618
Non-controlling interests	3	3	14	14	5,683
Shareholders’ equity	18,407	6,691	18,407	6,691	6,691
	$22,795	$11,079	$46,625	$34,909	$55,972
Debt to capitalization	14%	28%	43%

The strategy of financing at the asset or operating unit level has resulted in a relatively low level of debt at the parent company level, as shown in our deconsolidated capitalization. Deconsolidated debt to capitalization levels remain well within our target of 20% to 30% on a book value basis and, in our opinion, are very conservative on a market value basis. The debt to total capitalization at September 30, 2008 on a deconsolidated basis was 14% based on our market capitalization and 28% based on book values. On a proportionately consolidated basis, the debt to market value capitalization was 43%, which we believe is appropriate given the quality of our long-term assets and the level of financing that assets of this nature typically support, as well as our liquidity profile.

The strong level of cash flows generated within our operations provides favourable interest and fixed charge coverage ratios, as shown in the following table:

	Operating Cash Flow
	Underlying		Remitted
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2008	2007	2008	2007
Corporate borrowings	$41	$41	$41	$41
Subsidiary borrowings [1]	18	16	18	16
Other liabilities	94	69	133	69
Capital securities	8	7	8	7
Non-controlling interests	2	—	2	—
Shareholders’ equity
Preferred equity	11	13	11	13
Common equity	344	308	203	290
Total cash flows	$518	$454	$416	$436

Interest coverage [2]	9x	8x	7x	8x
Fixed charge coverage [3]	7x	6x	5x	6x
1	Guaranteed by the Corporation or issued by corporate subsidiaries
2	Total cash flows divided by interest on corporate and subsidiary borrowings
3	Total cash flows divided by interest on corporate and subsidiary borrowings and distributions on capital securities and preferred equity

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Corporate Borrowings

Our corporate borrowings have an average term of nine years (2007 – 11 years) and more than 40% of the maturities extend beyond 2012. The average interest rate on our corporate borrowings was 6% at quarter end, similar to 2007.

(MILLIONS)	Average Term	Net Invested Capital
		Sept. 30 2008	Dec. 31 2007
Commercial paper and bank borrowings	4	$498	$167
Publicly traded term debt	10	1,850	1,881
Total	9	$2,348	$2,048

The Corporation has $1,445 million of committed corporate three-year and four-year revolving term credit facilities which are utilized principally as back-up credit lines to support commercial paper issuance. At September 30, 2008, $498 million of these facilities were drawn or allocated as back-up to outstanding commercial paper, and approximately $77 million (2007 – $63 million) of the facilities were utilized for letters of credit issued to support various business initiatives.

Property-specific Borrowings

As part of our financing strategy, we raise the majority of our debt capital in the form of asset-specific mortgages that have recourse only to the assets being financed and have no recourse to the Corporation.

	Deconsolidated Interest	Proportionate Interest	Consolidated
(MILLIONS)	Sept. 30 2008	Sept. 30 2008	Sept. 30 2008	Dec. 31 2007
Commercial properties	$—	$6,136	$14,216	$15,426
Power generation	—	3,225	3,613	3,488
Infrastructure	—	1,264	1,592	1,796
Development and other properties	—	2,453	3,367	934
Specialty funds	—	433	1,379	—
Total	$—	$13,511	$24,167	$21,644

Consolidated property-specific borrowings increased due to the consolidation of our real estate finance fund. These borrowings consist largely of long-term committed facilities that have no recourse to the Corporation, have investment grade ratings, and are backed by diversified portfolios of commercial real estate securities.

We continue to be able to raise property-specific borrowing in the normal course of business notwithstanding the more challenging credit environment, due to the quality of our assets and the sustainability of the cash flows.

Subsidiary Borrowings

We capitalize our subsidiary entities to maintain access to the debt capital markets, usually on an investment grade basis thereby reducing the demand for capital from the Corporation and sharing the cost of financing equally among other equity holders. Subsidiary borrowings have no recourse to the Corporation except for a limited number of exceptions. As at September 30, 2008, subsidiary borrowings included $747 million (2007 – $711 million) of financial obligations that are either guaranteed by the Corporation or are issued by direct corporate subsidiaries.

36        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

	Deconsolidated Interest	Proportionate Interest	Consolidated
(MILLIONS )	Sept. 30 2008	Sept. 30 2008	Sept. 30 2008	Dec. 31 2007
Subsidiary borrowings
Commercial properties	$—	$1,116	$1,305	$2,418
Power generation	—	872	872	797
Infrastructure	—	8	8	8
Development and other properties	—	564	674	1,389
Specialty funds	—	145	308	640
Private equity investments and other	—	490	538	738
Corporate subsidiaries	747	747	747	711
Co-investor capital
Properties	—	232	764	762
Total	$747	$4,174	$5,216	$7,463

Other Liabilities

	Brookfield Invested Capital
	Total		Net
(MILLIONS)	Sept. 30 2008	Dec. 31 2007	Sept. 30 2008	Dec. 31 2007
Accounts payable	$3,635	$3,659	$1,252	$1,130
Insurance liabilities	1,239	1,655	—	—
Deferred tax liability	1,823	1,523	850	1,044
Other liabilities	3,552	4,265	966	974
	$10,249	$11,102	$3,068	$3,148

Accounts payable and other liabilities include $1.5 billion associated with Brookfield Properties (2007 – $1.4 billion). Deferred taxes represent future tax obligations that arise largely due to holding assets whose book value exceeds their value for tax purposes.

Capital Securities

Distributions paid on these securities, which are largely denominated in Canadian dollars, are recorded as interest expense, even though the securities are preferred shares that are convertible into common equity at our option. The securities are classified as liabilities for Canadian GAAP purposes because the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity based on the market price of our common shares at that time.

The average distribution yield on the capital securities at September 30, 2008 was 6% (2007 – 6%) and the average term was six years (2007 – seven years).

Interests of Co-investors

Interests of co-investors in net assets are comprised of two components: participating interests held by other holders in our funds and subsidiary companies, and non-participating preferred equity issued by subsidiaries.

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	Number of Shares / % Interest	Brookfield Invested Capital
		Total		Net
(MILLIONS)	Sept. 30 2008	Sept. 30 2008	Dec. 31 2007	Sept. 30 2008	Dec. 31 2007
Participating interests
Property
Brookfield Properties Corporation	196.8 / 49%	$1,610	$1,622	$1,610	$1,622
Brookfield Homes Corporation	11.0 / 42%	214	245	—	—
Property funds and other	various	887	843	—	—
Power generation	various	208	170	—	—
Infrastructure
Timberlands	various	515	314	—	—
Transmission	various	337	—	—	—
Other	various	1,416	911	—	—
		5,187	4,105	1,610	1,622
Non-participating interests
Brookfield Multiplex Group		360	—	360	—
Brookfield Properties Corporation		136	151	136	151
		496	151	496	151
		$5,683	$4,256	$2,106	$1,773

We include Brookfield Properties on a fully consolidated basis in our segmented basis of presentation and accordingly the interests of others in these operations are reflected in both the total and net results. The other entities shown above are presented on a deconsolidated basis in our segmented analysis, and, as a result, the interests of other shareholders are presented in total invested capital and total operating cash flow only.

Shareholders’ Equity

Preferred equity consists of perpetual preferred shares that represent an attractive form of leverage for common shareholders, and unchanged during the quarter.

(MILLIONS)	Sept. 30 2008	Dec. 31 2007
Common equity – book value	$5,821	$6,644
Common equity – market value	17,537	22,262

The market value of our common equity was $17.5 billion at September 30, 2008. We repurchased 0.6 million common shares during the quarter at an average price of $26.01 per share. Further details on the components of our equity and distribution can be found on page 43.

OUTLOOK

The investment market has become less competitive and acquisition prices have declined due in large part to reduced availability of low-cost capital for many investors. We are well capitalized with access to liquidity from our own balance sheet as well as our clients, financial partners and capital markets. We believe the breadth of our Operating Platform and our disciplined approach to investing should enable us to continue to invest capital on a favourable basis. Nevertheless we are exercising patience.

In our office property sector, the occupancy levels and in-place lease arrangements provide assurance of cash flows for a number of years. Economic weakness in a number of markets has affected and continues to affect demand by users of office space over the near term. As a result, rental rates are expected to stabilize and possibly decline in some markets, particularly financial centers, and any significant slowdown in the economy could have a further dampening effect on office markets in general. We have been able to increase the average lease rate in our portfolio as our average in place rents are below market rents in almost all

38        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

of our major markets, and our strong tenant lease profile and low vacancies give us a high level of confidence that we can achieve our operating targets in 2008. A general lack of development, especially in central business districts, has also created stability from a supply perspective.

Residential markets remain mixed in our core markets. The current supply/demand imbalance in U.S. markets has reduced operating margins and must be worked through before we will see margin improvements and growth. Our Alberta operations have benefited greatly from the continued expansion of activity in the oil industry. Most of the land holdings were purchased in the mid-1990s or earlier and as a result have an embedded cost advantage today. This led to particularly strong growth until the second half of 2007, and most recently, supply concerns due to an increase in resale and standing inventory resulted in lower volumes in 2008.

Our power operations experienced higher water levels during 2008 following below average conditions over 2007. Market prices have strengthened recently and our strategy of locking in future prices through contractual arrangements and our ability to deliver power at peak price intervals enabled us to achieve higher realized prices. We are well positioned to exceed our hydrology targets in 2008 based on current storage levels if normal hydrology conditions prevail throughout the balance of the year. We have approximately 80% of our power sales fixed for the next two years at favourable prices. Accordingly, we expect to record the highest level of operating cash flows in our history from this segment in 2008.

Within our infrastructure operations, we expect our transmission operations to provide improved returns over 2007 due to rate increases and favourable currency appreciation. We expect our timber operations to continue to experience lower demand and pricing due to weakness in the U.S. homebuilding sector, although we are attempting to mitigate this by adjusting our harvest plan to preserve value and by increasing exports to Asia.

In our specialty funds operations, we will focus on deploying the capital from funds, which should lead to continued growth. We expect that the current difficulties in credit markets will lead to a greater number of opportunities for our restructuring operations and more attractive pricing for our real estate finance groups.

The increase in the value of various currencies against the U.S. dollar relative to 2007 is expected to have a positive impact on the contribution from our operations that are denominated in these other currencies, notably the Canadian dollar, the Brazilian real and the Australian dollar. The degree of this benefit has been reduced in recent months, however, with the decrease in a number of currencies against the value of the U.S. dollar.

There are many factors that could impact our performance in the balance of 2008, both positively and negatively. While we expect to demonstrate continued growth during 2008, our 2006 and 2007 reported results may be unrealistic comparative measures due to the significant realization and other gains recorded during each year. It is for that reason, among others, that we measure our growth over the long-term as opposed to quarter-over-quarter or year-over-year. We describe the material aspects of our business environment and risks in Part 4 of the MD&A in our 2007 Annual Report.

We will continue to manage our business with the objective of reducing the impact of short-term market fluctuations through the use of long-term revenue contracts and long-term financings, among other measures. This approach to business provides us with confidence that we will meet our ongoing performance objectives with respect to cash flow growth and value creation.

Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT         39

PART 4 – ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS

The information in this section enables the reader to reconcile this basis of presentation in our consolidated financial statements to that employed elsewhere in the Interim Report. We also provide additional information for certain items not covered within that section. The tables presented on pages 43 to 45 provide a detailed reconciliation between our consolidated financial statements and the basis of presentation throughout the balance of this report.

CONSOLIDATED BALANCE SHEETS

Total assets at book value increased to $56.0 billion as at September 30, 2008 from $55.6 billion at the end of 2007.

	Book Value
(MILLIONS)	Sept. 30 2008	Dec. 31 2007
Assets
Cash and cash equivalents	$1,670	$1,561
Financial assets	1,038	1,529
Investments	949	1,352
Accounts receivable and other	6,868	7,327
Intangible assets	1,838	1,773
Goodwill	1,811	1,528
Operating assets
Property, plant and equipment	38,004	37,790
Securities	1,509	1,828
Loans and notes receivable	2,285	909
	$55,972	$55,597

Investments

Investments represent equity accounted interests in partially owned companies as set forth in the following table, which are discussed further within the relevant business segments in the Description of Operating Platforms.

		% of Investment		Book Value
(MILLIONS)	Business Segment	Sept. 30 2008	Dec. 31 2007	Sept. 30 2008	Dec. 31 2007
Chile transmission	Transmission	17%	28%	$336	$330
Brazil transmission	Transmission	7.5 - 25%	7.5 - 25%	241	205
Property funds	Commercial Office	20 - 25%	20 - 25%	141	382
Norbord Inc.	Investments	36%	41%	118	180
Real Estate Finance Fund	Specialty Funds	33%	27%	—	148
Other	Various			113	107
Total				$949	$1,352

We sold our interests in one of the commercial office funds that we had previously acquired through our purchase of Multiplex. We began accounting for our investment in our first Real Estate Finance Fund on a consolidated basis due to the increase in our ownership level and the performance income that is likely to be earned by us from this fund.

Goodwill

Goodwill represents purchase consideration that is not specifically allocated to the tangible and intangible assets being acquired. The balance increased by $283 million during the year due to the reallocation of values attributed to the Multiplex property business acquired in late 2007, which was partially offset by a reduction in the U.S. dollar equivalent of goodwill denominated in foreign currencies.

40        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

Property, Plant and Equipment

(MILLIONS)	Sept. 30 2008	Dec. 31 2007
Commercial properties	$20,199	$20,984
Power generation	5,379	5,137
Infrastructure	2,943	3,046
Development and other properties	8,318	7,573
Other plant and equipment	1,165	1,050
	$38,004	$37,790

The changes in these balances are discussed within each of the relevant business units within the Description of Operating Platforms section. Commercial properties includes office and retail property assets. Development and other properties include opportunity investments, residential properties, properties under development and properties held for development.

Securities

Securities include $1.1 billion (2007 – $1.6 billion) of largely fixed income securities held through our insurance operations, as well as our $182 million (2007 – $182 million) common share investment in Canary Wharf Group, which is included in our core office property operations and continues to be carried at historic cost.

Loans and Notes Receivable

Loans and notes receivable consist largely of loans advanced by our bridge lending operations, included in specialty funds. The increase is principally due to the consolidation of our first Real Estate Finance Fund beginning the first quarter of 2008.

CONSOLIDATED STATEMENTS OF NET INCOME

We discuss Net Income beginning on page 28 and provide a reconciliation to operating cash flow.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Operating Activities

Cash flow from operating activities is reconciled to the operating cash flow measure utilized elsewhere in this report as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEPTEMBER 30 (MILLIONS)	2008	2007	2008	2007
Operating cash flow	$355	$321	$1,176	$1,332
Adjust for:
Net change in working capital balances and other	374	500	247	183
Realization gains	—	(66)	—	(331)
Undistributed non-controlling interests in cash flow	171	61	446	350
Cash flow from operating activities	$900	$816	$1,869	$1,534

Operating cash flow is discussed in detail elsewhere in this report. We retained $171 million (2007 – $61 million) of operating cash flow within our consolidated subsidiaries in excess of that distributed by way of dividends.

Financing Activities

Financing activities utilized $636 million of cash during the third quarter of 2008, compared with $969 million generated in 2007.

During the quarter, we completed the sale of our 50% interest in the TD Canada Trust Tower resulting in gross proceeds of $425 million and a repayment of the associated financing of approximately $200 million. Accordingly, net repayments of property specific mortgages, totalled $224 million in the quarter. In 2007, net proceeds from property specific financings were $819 million primarily reflecting a refinancing of a commercial office property in our North American portfolio.

We paid shareholder distributions to holders of our common and preferred shares totalling $88 million (2007 – $86 million).

Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT         41

Investing Activities

We invested net capital of $126 million on a consolidated basis during the third quarter of 2008, compared with $782 million during the same period in 2007. During the quarter we commenced construction of a 39 megawatt hydro facility in Brazil and continued to invest in our hydroelectric portfolio in North America resulting in total expenditures of $127 million. Our commercial and residential development operations in Australia and Brazil continued to advance existing projects. In 2007, we increased our investment in commercial properties within our Opportunity Fund and acquired two hydroelectric facilities.

42        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

RECONCILIATION OF SEGMENTED DISCLOSURE TO CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet	AS AT SEPTEMBER 30, 2008
(MILLIONS)	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Cash and Financial Assets	Other Assets	Corporate	Consolidated
Assets
Operating assets
Property, plant and equipment
Commercial properties	$20,199	$—	$—	$—	$—	$—	$—	$—	$—	$20,199
Power generation	—	5,379	—	—	—	—	—	—	—	5,379
Infrastructure	—	—	2,943	—	—	—	—	—	—	2,943
Development and other properties	349	—	105	7,773	—	91	—	—	—	8,318
Other plant and equipment	—	—	—	39	790	336	—	—	—	1,165
Securities	182	—	—	—	238	1,089	—	—	—	1,509
Loans and notes receivable	100	—	—	—	2,134	51	—	—	—	2,285
Cash and cash equivalents	162	190	89	196	167	366	500	—	—	1,670
Financial assets	—	264	—	(259)	155	—	878	—	—	1,038
Investments	141	—	578	30	51	141	8	—	—	949
Accounts receivable and other	802	1,121	163	2,426	931	825	—	2,438	—	8,706
Goodwill	54	31	591	757	29	33	—	316	—	1,811
Total assets	$21,989	$6,985	$4,469	$10,962	$4,495	$2,932	$1,386	$2,754	$—	$55,972
Liabilities and shareholders’ equity
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$—	$2,348	$2,348
Property-specific financing	13,751	3,612	1,592	3,833	1,379	—	—	—	—	24,167
Other debt of subsidiaries	1,623	872	8	1,119	309	282	256	—	747	5,216
Accounts payable and other liabilities	1,383	899	611	2,268	523	1,497	—	—	3,068	10,249
Capital securities	—	—	—	—	—	—	—	—	1,618	1,618
Non-controlling interests in net assets	468	208	851	634	1,197	216	3	—	2,106	5,683
Preferred equity	—	—	—	—	—	—	—	—	870	870
Common equity / net invested capital	4,764	1,394	1,407	3,108	1,087	937	1,127	2,754	(10,757)	5,821
Total liabilities and shareholders’ equity	$21,989	$6,985	$4,469	$10,962	$4,495	$2,932	$1,386	$2,754	$—	$55,972

(MILLIONS)	AS AT DECEMBER 31, 2007
	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Cash and Financial Assets	Other Assets	Corporate	Consolidated
Assets
Operating assets
Property, plant and equipment
Commercial properties	$20,860	$—	$—	$124	$—	$—	$—	$—	$—	$20,984
Power generation	—	5,137	—	—	—	—	—	—	—	5,137
Infrastructure	—	—	3,046	—	—	—	—	—	—	3,046
Development and other properties	—	—	106	7,389	—	78	—	—	—	7,573
Other plant and equipment	18	—	—	—	632	398	2	—	—	1,050
Securities	182	—	—	—	—	1,646	—	—	—	1,828
Loans and notes receivable	—	—	—	—	856	53	—	—	—	909
Cash and cash equivalents	470	77	38	305	74	237	360	—	—	1,561
Financial assets	—	707	—	(41)	180	—	683	—	—	1,529
Investments	382	—	535	30	194	194	17	—	—	1,352
Accounts receivable and other	1,996	848	119	1,987	800	1,208	305	1,837	—	9,100
Goodwill	165	33	591	529	—	37	—	173	—	1,528
Total assets	$24,073	$6,802	$4,435	$10,323	$2,736	$3,851	$1,367	$2,010	$—	$55,597
Liabilities and shareholders’ equity
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$—	$2,048	$2,048
Property-specific financing	13,722	3,488	1,796	2,638	—	—	—	—	—	21,644
Other debt of subsidiaries	3,180	797	9	1,364	637	371	394	—	711	7,463
Accounts payable and other liabilities	2,228	879	668	1,803	434	1,877	65	—	3,148	11,102
Capital securities	—	—	—	—	—	—	—	—	1,570	1,570
Non-controlling interests in net assets	455	213	317	662	528	267	41	—	1,773	4,256
Preferred equity	—	—	—	—	—	—	—	—	870	870
Common equity / net invested capital	4,488	1,425	1,645	3,856	1,137	1,336	867	2,010	(10,120)	6,644
Total liabilities and shareholders’ equity	$24,073	$6,802	$4,435	$10,323	$2,736	$3,851	$1,367	$2,010	$—	$55,597

Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT         43

Results from Operations	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
(MILLIONS)	Asset Management	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Investment Income / Gains	Corporate	Consolidated
Fees earned	$336	$—	$—	$—	$—	$—	$—	$—	$—	$336
Revenues less direct operating costs
Commercial properties	—	1,443	—	—	—	—	—	—	—	1,443
Power generation	—	—	728	—	—	—	—	—	—	728
Infrastructure	—	—	—	128	—	—	—	—	—	128
Development and other properties	—	(2)	—	5	240	—	2	—	—	245
Specialty funds	—	—	—	—	—	255	—	—	—	255
Investment and other income	—	58	—	107	(7)	2	186	350	—	696
	336	1,499	728	240	233	257	188	350	—	3,831
Expenses
Interest	—	825	237	72	38	69	27	25	244	1,537
Asset management and other operating costs	—	—	—	5	—	—	18	—	457	480
Current income taxes	—	12	21	10	(20)	5	6	—	6	40
Non-controlling interests	—	52	73	58	22	77	6	(10)	337	615
Net income before the following	336	610	397	95	193	106	131	335	(1,044)	1,159
Dividends	—	—	—	—	—	—	17	—	—	17
Cash flow from operations	336	610	397	95	193	106	148	335	(1,044)	1,176
Allocation of fees on Brookfield capital	244	(133)	(54)	(22)	(18)	(17)	—	—	—	—
	580	477	343	73	175	89	148	335	(1,044)	1,176
Less: asset management expenses	(278)	—	—	—	—	—	—	—	278	—
non-controlling interests	(49)	—	—	—	—	—	—	—	49	—
Cash flow from operations	$253	$477	$343	$73	$175	$89	$148	$335	$(717)	$1,176

(MILLIONS)	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
	Asset Management	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Investment Income / Gains	Corporate	Consolidated
Fees earned	$323	$—	$—	$—	$—	$—	$—	$—	$—	$323
Revenues less direct operating costs
Commercial properties	—	1,134	—	—	—	—	—	—	—	1,134
Power generation	—	—	463	—	—	—	—	—	—	463
Infrastructure	—	—	—	257	—	—	—	—	—	257
Development and other properties	—	—	—	7	301	—	(5)	—	—	303
Specialty funds	—	—	—	—	—	137	—	—	—	137
Investment and other income	—	2	—	14	(1)	9	190	306	—	520
	323	1,136	463	278	300	146	185	306	—	3,137
Expenses
Interest	—	618	205	145	44	16	25	8	215	1,276
Asset management and other operating costs	—	—	—	—	—	—	16	—	307	323
Current income taxes	—	6	6	5	(3)	2	19	—	5	40
Non-controlling interests	—	67	44	38	51	21	25	—	266	512
Net income before the following	323	445	208	90	208	107	100	298	(793)	986
Dividends	—	—	—	—	—	—	15	—	—	15
Xstrata debenture gain	—	—	—	—	—	—	—	331	—	331
Cash flow from operations	323	445	208	90	208	107	115	629	(793)	1,332
Allocation of fees on Brookfield capital	206	(106)	(51)	(17)	(16)	(16)	—	—	—	—
	529	339	157	73	192	91	115	629	(793)	1,332
Less: asset management expenses	(188)	—	—	—	—	—	—	—	188	—
non-controlling interests	(48)	—	—	—	—	—	—	—	48	—
Cash flow from operations	$293	$339	$157	$73	$192	$91	$115	$629	$(557)	$1,332

44        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

Results from Operations	FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2008
(MILLIONS)	Asset Management	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Investment Income / Gains	Corporate	Consolidated
Fees earned	$109	$—	$—	$—	$—	$—	$—	$—	$—	$109
Revenues less direct operating costs
Commercial properties	—	595	—	—	—	—	—	—	—	595
Power generation	—	—	213	—	—	—	—	—	—	213
Infrastructure	—	—	—	36	—	—	—	—	—	36
Development and other properties	—	(1)	—	3	60	—	—	—	—	62
Specialty funds	—	—	—	—	—	32	—	—	—	32
Investment and other income	—	9	—	39	(3)	(1)	20	178	—	242
	109	603	213	78	57	31	20	178	—	1,289
Expenses
Interest	—	303	77	23	12	21	7	10	82	535
Asset management and other operating costs	—	—	—	3	2	—	10	—	152	167
Current income taxes	—	4	8	2	(17)	3	(1)	—	3	2
Non-controlling interests	—	24	22	23	(2)	16	6	(10)	156	235
Net income before the following	109	272	106	27	62	(9)	(2)	178	(393)	350
Dividends from Norbord	—	—	—	—	—	—	5	—	—	5
Cash flow from operations	109	272	106	27	62	(9)	3	178	(393)	355
Allocation of fees on Brookfield capital	74	(39)	(18)	(7)	(7)	(3)	—	—	—	—
	183	233	88	20	55	(12)	3	178	(393)	355
Less: asset management expenses	(101)	—	—	—	—	—	—	—	101	—
non-controlling interests	(14)	—	—	—	—	—	—	—	14	—
Cash flow from operations	$68	$233	$88	$20	$55	$(12)	$3	178	$(278)	$355

(MILLIONS)	FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007
	Asset Management	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Investment Income / Gains	Corporate	Consolidated
Fees earned	$96	$—	$—	$—	$—	$—	$—	$—	$—	$96
Revenues less direct operating costs
Commercial properties	—	350	—	—	—	—	—	—	—	350
Power generation	—	—	105	—	—	—	—	—	—	105
Infrastructure	—	—	—	54	—	—	—	—	—	54
Development and other properties	—	(1)	—	3	39	—	(1)	—	—	40
Specialty funds	—	—	—	—	—	16	—	—	—	16
Investment and other income	—	2	—	8	(1)	7	83	149	—	248
	96	351	105	65	38	23	82	149	—	909
Expenses
Interest	—	227	72	30	17	7	19	4	78	454
Asset management and other operating costs	—	—	—	—	—	—	3	—	105	108
Current income taxes	—	5	1	1	(13)	1	4	—	(5)	(6)
Non-controlling interests	—	11	12	7	(7)	(4)	19	—	65	103
Net income before the following	96	108	20	27	41	19	37	145	(243)	250
Dividends	—	—	—	—	—	—	5	—	—	5
Xstrata debenture gain	—	—	—	—	—	—	—	66	—	66
Cash flow from operations	96	108	20	27	41	19	42	211	(243)	321
Allocation of fees on Brookfield capital	73	(36)	(17)	(9)	(5)	(6)	—	—	—	—
	169	72	3	18	36	13	42	211	(243)	321
Less: asset management expenses	(73)	—	—	—	—	—	—	—	73	—
non-controlling interests	(16)	—	—	—	—	—	—	—	16	—
Cash flow from operations	$80	$72	$3	$18	$36	$13	$42	$211	$(154)	$321

Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT         45

PART 5 – SUPPLEMENTAL INFORMATION

This section contains information required by applicable continuous disclosure guidelines and to facilitate additional analysis.

CONTRACTUAL OBLIGATIONS

Our 2007 annual report contains a table and description of our contractual obligations, which consist largely of long-term financial obligations, as well as commitments to provide bridge financing, capital subscriptions, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations in the normal course of business.

DISCLOSURE CONTROLS

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the Canadian Securities Administrators Multilateral Instrument 52-109). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of September 30, 2008 in providing reasonable assurance that material information relating to the company and the consolidated subsidiaries would be made known to them within those entities.

ADDITIONAL SHARE DATA

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended September 30		Nine Months Ended September 30
(MILLIONS)	2008	2007	2008	2007
Net income	$171	$93	$478	$441
Preferred share dividends	(11)	(13)	(35)	(32)
Net income available for common shareholders	$160	$80	$443	$409
Weighted average – common shares	584	582	583	582
Dilutive effect of the conversion of preferred shares and options using treasury stock method	11	19	12	18
Common shares and common share equivalents	595	601	595	600

Issued and Outstanding Common Shares

The number of issued and outstanding common shares changed as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(MILLIONS)	2008	2007	2008	2007
Outstanding at beginning of period	583.8	583.6	583.6	581.8
Issued (repurchased)
Dividend reinvestment plan	0.1	0.1	0.1	0.1
Management share option plan	0.1	1.4	3.0	3.6
Issuer bid purchases	(0.6)	(4.1)	(3.3)	(4.5)
Outstanding at end of period	583.4	581.0	583.4	581.0
Reserved for conversion of preferred shares	9.0	—	9.0	—
Unexercised options	27.9	28.5	27.9	28.5
Total diluted common shares at end of period	620.3	609.5	620.3	609.5

In calculating our book value per common share, the cash value of our unexercised options of $516 million (2007 – $469 million) is added to the book value of our common share equity of $5,821 million (2007 – $6,644 million) prior to dividing by the total diluted common shares presented above.

46        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

CHANGES IN ACCOUNTING POLICIES

Financial Instruments – Disclosures and Presentation

On December 1, 2006, the Canadian Institute of Chartered Accountants (“CICA”) issued two new accounting standards, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. These standards replace Section 3861, Financial Instruments – Disclosure and Presentation and enhance the disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks. These new standards became effective for the company on January 1,2008 and the related disclosure is included as Note 7 to the consolidated financial statements in this report.

Capital Disclosures

On December 1, 2006, the CICA issued Section 1535, Capital Disclosures. Section 1535 requires the disclosure of: (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about an entity’s managed capital; (iii) whether an entity has complied with capital requirements; and (iv) if an entity has not complied with such capital requirements, the consequences of such non-compliance. This new standard became effective for the company on January 1, 2008 and the related disclosure is included as Note 8 to the consolidated financial statements in this report.

Inventories

In June 2007, the CICA issued Section 3031, Inventories, replacing Section 3030, Inventories. This standard provides guidance on the determination of the cost of inventories and the subsequent recognition as an expense, including any write-down to net realizable value. This new standard became effective for the company on January 1, 2008. The impact of adopting this new standard was a $4 million reduction of opening retained earnings.

FUTURE CHANGES IN ACCOUNTING POLICIES

International Financial Reporting Standards

The Accounting Standards Board (“AcSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. Brookfield applied to the Canadian Securities Administrators (“CSA”) and was granted exemptive relief to prepare its financial statements in accordance with IFRS earlier and intends to do so for periods beginning January 1, 2010 and prepare its first financial statements in accordance with IFRS for the three month period ended March 31, 2010. As part of Brookfield’s conversion plan, it intends to provide condensed IFRS financial statements for periods beginning January 1, 2009.

Impact of Adoption of IFRS

IFRS are premised on a conceptual framework similar to Canadian GAAP, however, significant differences exist in certain matters of recognition, measurement and disclosure. The following paragraphs outline the significant accounting policies which are required or are currently expected to be applied by the Corporation on its adoption of IFRS that will be significantly different than its Canadian GAAP accounting policies. As the Corporation continues to evaluate the impact of adoption on its processes and accounting policies it will provide updated disclosure where appropriate. While the adoption of IFRS will not have a material impact on the reported cash flows of the Corporation, it will have a material impact on the Corporation’s consolidated balance sheet and statement of income.

Basis of Consolidation

Under Canadian GAAP Brookfield determines whether it should consolidate an entity using two different frameworks: the variable interest entity (“VIE”) and voting control models. Under IFRS Brookfield will consolidate an entity if it is determined to be controlled by the Corporation. Control is defined as the power to govern the financial and operating policies of an entity to obtain a benefit from its activities. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, but also exists when the parent owns half or less of the voting power but has legal or contractual rights to control, or de facto control. This change in policy will result in certain entities to be consolidated by Brookfield that were not consolidated under Canadian GAAP and will also result in certain entities that are currently consolidated by Brookfield under the VIE model to be deconsolidated.

Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT         47

Property, Plant and Equipment

Consistent with Canadian GAAP, under IFRS, separable components of property, plant and equipment are recognized initially at cost. Under IAS 16 Property, Plant and Equipment an entity is required to choose, for each class of property, plant and equipment, to account for each class using either the cost model or the revaluation model. The cost model is generally consistent with Canadian GAAP where an item of property, plant and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment losses. Under the revaluation model an item of property, plant and equipment is carried at its revalued amount, being its fair value at the date of the revaluation less any accumulated depreciation and accumulated impairment losses. Increases in fair value are recorded in a revaluation surplus account in equity while decreases in fair value serve to reduce the revaluation surplus account, related to the asset, with any excess recognized in income.

Investment Property

Investment property includes land and buildings held to earn rentals or for capital appreciation or both, rather than for use in the production or supply of goods or services or administrative purposes or for sale in the ordinary course of business. Generally, all of the Corporation’s commercial properties will be considered investment property under IFRS. Like Canadian GAAP, investment property is initially measured at cost under IAS 40 Investment Property (“IAS 40”). However, subsequent to initial recognition, IAS 40 requires that an entity choose either the cost or fair value model to account for its investment property. The fair value model which requires the Corporation to record a gain or loss in income arising from a change in the fair value of investment property in the period of change. The cost model is generally consistent with Canadian GAAP. The determination of fair value model is based upon, among other things, rental income from current leases and reasonable and supportable assumptions that represent what knowledgeable, willing parties would assume about rental income from future leases in the light of current conditions less future cash outflows in respect of leases and the investment property. No depreciation related to investment property is recognized under the fair value model.

Biological Assets

Under IFRS the Corporation’s timberlands are considered biological assets and accounted for under IAS 41 Agriculture (“IAS 41”). Currently under Canadian GAAP Brookfield’s timberland assets are recorded at cost, less accumulated depletion which is based upon harvested amounts. Depleted amounts are recorded in cost of goods sold at the time of sale. Under IAS 41 the Corporation’s timberland assets will be measured on initial recognition at cost and at the end of each reporting period at fair value, less estimated point-of-sale costs. Fair value is determined as the market price for similar species and age of timberlands at the measurement date. Changes in fair value or point of sale costs after initial recognition are recognized in income in the period in which the change arises. At the point of harvest, timberland assets are recorded in inventory at fair value less their point-of-sale costs under IAS 2, Inventories which is substantially the same as CICA Handbook section 3031 Inventories.

Impairments

Under Canadian GAAP for assets other than financial assets, a write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets is less than their carried value. Under IFRS, IAS 36 Impairment of Assets (“IAS 36”) requires a write-down to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use is less than carried value. Consistent with Canadian GAAP, impairments are measured at the amount by which carried value exceeds fair value less costs to sell.

Share-based Payment

The Corporation issues stock-based awards in the form of stock options that vest evenly over a five year period. Under Canadian GAAP Brookfield recognizes the fair value of the award, determined at the time of the grant, on a straight-line basis over the five year vesting period. Under IFRS the fair value of each tranche of the award is considered a separate grant based on the vesting period with the fair value of each tranche determined separately and recognized as compensation expense over the term of its respective vesting period. Accordingly, this will result in a higher amount of each grant being recognized in income at a faster rate than under Canadian GAAP.

Joint Ventures

The IASB is currently considering Exposure Draft 9 Joint Arrangements (“ED 9”) which is intended to modify IAS 31 Interests in Joint Ventures (“IAS 31”). The IASB has indicated that it expects to issue a new standard to replace IAS 31 in early 2009. Currently, under Canadian GAAP the Corporation proportionately accounts for interests in joint ventures. ED 9 proposes to eliminate the

48        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

option to proportionately consolidate such interests and require an entity to recognize its interest in a joint venture, using the equity method.

Business Combinations

IFRS 3 Business Combinations as revised in 2008 (“IFRS 3R”) sets out requirements for accounting for business combinations. Both IFRS and Canadian GAAP require the acquisition method of accounting for all business combinations, however significant differences exist between the two frameworks in other areas. The most significant differences from the Corporation’s current Canadian GAAP policy are that under IFRS 3R transaction costs are expensed immediately whereas under Canadian GAAP such amounts are capitalized; contingent consideration under IFRS 3R is recognized at fair value on the date of acquisition, with subsequent changes recognized in income, whereas under Canadian GAAP such amounts are only recognized initially to the extent probable; and under IFRS 3R the acquirer can elect to measure any non-controlling interests at fair value at the date of acquisition or at its proportionate interest in the fair value of the identifiable assets and liabilities of the acquiree and can make this election on a transaction-by-transaction basis.

First-time Adoption of International Financial Reporting Standards

Brookfield’s adoption of IFRS will require the application of IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does require certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. The following are the optional exemptions available under IFRS 1 significant to Brookfield that the Corporation expects to apply in preparing its first financial statements under IFRS.

Business combinations

IFRS 1 allows for IFRS 3R to be applied either retrospectively or prospectively. Retrospective application would require that Brook-field restate all business combinations occurring before the date of its transition to IFRS. Brookfield will adopt IFRS 3R prospectively.

Fair value of revaluation as deemed cost

IFRS 1 allows an entity to initially measure an item of property, plant and equipment upon transition to IFRS at fair value or under certain circumstances using a previous GAAP revaluation, as opposed to recreating depreciated cost under IFRS. The Corporation will, for items of property, plant and equipment where it is impracticable to recreate depreciated cost under IFRS, use either fair value or a previous GAAP revaluation as deemed cost. Brookfield expects to use a measure of deemed cost for a significant portion of its fixed assets, the cumulative effect of which will generally result in carrying values under IFRS in excess of those under Canadian GAAP. This increase in carrying value is the result of the accounting depreciation taken under Canadian GAAP no longer attributed to the assets at transition, in addition to the value appreciation of such assets in aggregate since acquisition.

Cumulative translation differences

IAS 21 The Effects of Changes in Foreign Exchange Rates requires a company to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired. IFRS allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising from prior to the date of transition to IFRS. Brookfield expects to reset all cumulative translation differences to zero on transition to IFRS.

Share-based payments

On adoption of IFRS, an entity is not required under IFRS 2 Share-based Payment (“IFRS 2”) to recognize share-based payments settled before the entity’s IFRS transition date. IFRS 1 encourages, but does not require, application of its provisions to equity instruments granted on or before November 7, 2002. Brookfield will recognize under IFRS 2 the share-based awards that were recognized under Canadian GAAP.

IFRS 1 allows for certain other optional exemptions; however, the Corporation does not expect such exemptions to be significant to the Corporation’s adoption of IFRS.

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CORPORATE DIVIDENDS

The distributions paid by Brookfield on outstanding securities during the first nine months of 2008 and the same period in 2007 and 2006 are as follows:

	Distribution per Security
	2008	2007	2006
Class A Common Shares	$0.38	$0.35	$0.29
Class A Common Shares – special [1]	0.94	—	—
Class A Preferred Shares
Series 2	0.67	0.72	0.65
Series 4 + Series 7	0.67	0.72	0.65
Series 8	0.95	0.76	0.78
Series 9	0.80	0.74	0.93
Series 10	1.06	0.97	0.95
Series 11	1.01	0.93	0.91
Series 12	0.99	0.92	0.90
Series 13	0.67	0.72	0.65
Series 14	2.48	2.58	2.27
Series 15	0.78	0.82	0.73
Series 17 [2]	0.87	0.81	—
Series 18 [3]	0.87	0.58	—
Series 21 [4]	0.32	—	—
Preferred Securities
Due 2050 [5]	—	0.01	1.39
Due 2051 [6]	—	0.95	1.38
1	Represented the book value of Brookfield Infrastructure special dividend
2	Issued November 20, 2006
3	Issued May 9, 2007
4	Issued June 25, 2008
5	Redeemed January 2, 2007
6	Redeemed July 3, 2007

50        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

QUARTERLY RESULTS

Net income and operating cash flows for the eight recently completed quarters are as follows:

	2008			2007				2006
(MILLIONS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenues	$3,216	$3,436	$3,210	$3,158	$2,219	$2,125	$1,841	$2,904
Fees earned	109	113	114	92	96	95	132	70
Revenues less direct operating costs
Commercial property	595	427	421	414	350	396	388	322
Power generation	213	264	251	148	105	170	188	142
Infrastructure	36	44	48	33	54	114	89	70
Development and other properties	62	119	64	115	40	117	146	164
Specialty funds	32	119	104	233	16	59	62	131
Investment and other income	242	142	312	133	248	116	129	78
Realization gains	—	—	—	204	—	27	—	528
	1,289	1,228	1,314	1,372	909	1,094	1,134	1,505
Expenses
Interest	535	475	527	510	454	424	398	420
Asset management and other operating costs	167	148	165	141	108	105	110	108
Current income taxes	2	21	17	28	(6)	26	20	68
Non-controlling interest in net income before the following	235	212	168	124	103	204	205	142
Net income before the following	350	372	437	569	250	335	401	767
Equity accounted income (loss) from investments	(6)	(15)	(13)	(4)	—	(29)	(39)	(10)
Depreciation and amortization	(333)	(328)	(314)	(294)	(250)	(267)	(223)	(233)
Provisions and other	104	(46)	(63)	(95)	(33)	11	5	(37)
Future income taxes	(105)	3	18	35	11	(69)	(65)	3
Non-controlling interests in the foregoing items	161	124	132	135	115	172	116	121
Net income	$171	$110	$197	$346	$93	$153	$195	$611

Cash flow from operations for the last eight quarters are as follows:

	2008			2007				2006
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net income before the following	$350	$372	$437	$569	$250	$335	$401	$767
Dividends from equity accounted investment	5	6	6	6	5	5	5	5
Dividends from Canary Wharf [1]	—	—	—	—	—	—	—	87
Exchangeable debenture gain	—	—	—	—	66	100	165	—
Cash flow from operations and gains	355	378	443	575	321	440	571	859
Preferred share dividends	11	12	12	12	13	10	9	8
Cash flow to common shareholders	$344	$366	$431	$563	$308	$430	$562	$851
Common equity – book value	$5,821	$6,284	$6,140	$6,644	$6,328	$6,337	$6,061	$5,395
Common shares outstanding	583.4	583.8	581.7	583.6	581.0	583.6	582.2	581.8
Per common share
Cash flow from operations	$0.58	$0.62	$0.72	$0.94	$0.52	$0.72	$0.93	$1.42
Net income	0.27	0.17	0.31	0.56	0.13	0.24	0.31	1.01
Dividends	0.13	0.13	0.12	0.12	0.12	0.12	0.11	0.11
Book value	10.22	11.15	10.95	11.64	11.17	11.07	10.59	9.37
Market trading price (NYSE)	27.44	32.54	26.83	35.67	38.50	39.90	34.84	32.12
1	Reflects amount of dividend recorded as a capital reduction for the purposes of calculating net income under GAAP

The dividends recorded from Canary Wharf are included in both net income and operating cash flow during 2008, whereas the 2006 dividend was included in cash flow only, as their dividend was considered to be a return of capital for the purposes of calculating net income.

Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT         51

ASSETS UNDER MANAGEMENT

The following tables set forth the assets, net invested capital and commitments managed by Brookfield, including the amounts managed on behalf of co-investors:

		Total Assets Under Management			Co-investor Interests		Brookfield’s Ownership Level
	Year Formed		Net Invested Capital	Committed	Net Invested Capital	Committed Capital
AS AT SEPTEMBER 30, 2008 (MILLIONS)		Assets		Capital [1]
Core and Value Add
U.S. Core Office [2]	2006	$7,375	$1,777	$1,950	$985	$1,025	62%
Canadian Core Office [2]	2005	1,515	867	867	626	626	25%
Multiplex Funds [3]	2007	2,249	944	944	807	807	various
West Coast Timberlands [4]	2005	878	518	518	385	385	28%
East Coast Timber Fund	2006	191	101	101	66	66	45%
Transmission – Chile [4]	2006	2,521	1,382	1,382	1,172	1,172	17%
Timber – U.S. [4]	2008	2,437	875	875	86	86	83%
Transmission – Canada / Brazil [4]	2008	526	365	365	200	200	various
Bridge Loan I	2003	721	721	1,246	458	460	36%
Bridge Loan II	2007	155	155	916	100	675	26%
Real Estate Finance	various	2,767	1,343	1,865	1,097	1,471	4-51%
Brookfield Real Estate Services Fund	2003	140	84	84	60	60	25%
		21,475	9,132	11,113	6,042	7,033
Opportunity and Private Equity
Real Estate Opportunity	2006	942	226	254	105	105	52%
Real Estate Opportunity II	2007	513	126	202	44	79	62%
Brazil Retail Property	2006	1,592	217	830	279	610	25%
Brazil Timber	2008	—	—	280	—	230	18%
Residential Properties – U.S. [5]	2007	1,160	424	424	200	200	29%
Tricap Restructuring I	2002	819	356	356	177	177	48%
Tricap Restructuring II	2006	1,080	748	975	391	569	39%
		6,106	2,097	3,321	1,196	1,970
Listed Securities and Fixed Income
Equity Funds	various	4,704	4,704	4,704	4,704	4,704	3%
Fixed Income Funds	various	17,609	17,609	17,609	17,609	17,609	n/a
		22,313	22,313	22,313	22,313	22,313
Total fee bearing assets/capital		49,894	33,542	36,747	$29,551	$31,316
Directly Held Non-Fee Bearing Assets
Core Office – North America [2]		10,130	2,232	2,232
Core Office – Europe		1,126	393	393
Core Office – Australia		2,867	1,061	1,061
Residential Properties – Canada 2 / Brazil		1,890	284	284
Power Generation – North America		6,085	1,059	1,059
Power Generation – Brazil		900	543	543
Timber – Brazil		100	75	75
Other		13,567	7,481	7,481
		36,665	13,128	13,128
		$86,559	$46,670	$49,875
1	Includes incremental co-investment capital
2	Represents interests held by 51%-owned Brookfield Properties
3	Comprised of four funds with ownership interests ranging from 20% to 25%
4	Represents direct interests plus pro rata share of indirect interests held by 40%-owned Brookfield Infrastructure Partners
5	Represents interests held by 58%-owned Brookfield Homes

52        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS	(UNAUDITED)
(MILLIONS)	September 30 2008	December 31 2007
Assets
Cash and cash equivalents	$1,670	$1,561
Financial assets	1,038	1,529
Investments	949	1,352
Accounts receivable and other	6,868	7,327
Intangible assets	1,838	1,773
Goodwill	1,811	1,528
Operating assets
Property, plant and equipment	38,004	37,790
Securities	1,509	1,828
Loans and notes receivable	2,285	909
	$55,972	$55,597
Liabilities and shareholders’ equity
Corporate borrowings	$2,348	$2,048
Non-recourse borrowings
Property-specific mortgages	24,167	21,644
Subsidiary borrowings	5,216	7,463
Accounts payable and other liabilities	9,286	10,055
Intangible liabilities	963	1,047
Capital securities	1,618	1,570
Non-controlling interests in net assets	5,683	4,256
Shareholders’ equity
Preferred equity	870	870
Common equity	5,821	6,644
	$55,972	$55,597

On behalf of the Board:

Robert J. Harding, FCA, Director	Marcel R. Coutu, Director

Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT         53

CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED	Three Months Ended September 30		Nine Months Ended September 30
MILLIONS, EXCEPT PER SHARE AMOUNTS	2008	2007	2008	2007
Total revenues	$3,216	$2,219	$9,862	$6,185
Fees earned	109	96	336	323
Revenues less direct operating costs
Commercial properties	595	350	1,443	1,134
Power generation	213	105	728	463
Infrastructure	36	54	128	257
Development and other properties	62	40	245	303
Specialty funds	32	16	255	137
	1,047	661	3,135	2,617
Investment and other income	242	248	696	520
	1,289	909	3,831	3,137
Expenses
Interest	535	454	1,537	1,276
Asset management and other operating costs	167	108	480	323
Current income taxes	2	(6)	40	40
Non-controlling interests in net income before the following	235	103	615	512
	350	250	1,159	986
Other items
Equity accounted loss from investments	(6)	—	(34)	(68)
Depreciation and amortization	(333)	(250)	(975)	(740)
Provisions and other	104	(33)	(5)	(17)
Future income taxes	(105)	11	(84)	(123)
Non-controlling interests in the foregoing items	161	115	417	403
Net income	$171	$93	$478	$441
Net income per common share
Diluted	$0.27	$0.13	$0.75	$0.68
Basic	$0.27	$0.13	$0.76	$0.70

54        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

UNAUDITED	Three Months Ended September 30		Nine Months Ended September 30
(MILLIONS)	2008	2007	2008	2007
Retained earnings, beginning of period	$4,405	$4,696	$4,867	$4,222
Change in accounting policy	—	—	(4)	292
Net income	171	93	478	441
Preferred equity issue cost	—	—	—	(6)
Shareholder distributions – preferred equity	(11)	(13)	(35)	(32)
– common equity	(77)	(73)	(767)	(202)
Amount paid in excess of book value of common shares purchased for cancellation	(9)	(87)	(60)	(99)
	$4,479	$4,616	$4,479	$4,616

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

UNAUDITED	Three Months Ended September 30		Nine Months Ended September 30
(MILLIONS)	2008	2007	2008	2007
Net income	$171	$93	$478	$441
Other comprehensive income (loss)
Foreign currency translation	(477)	331	(208)	509
Available-for-sale securities	(52)	(104)	(155)	(5)
Derivative instruments designated as cash flow hedges	96	(158)	4	(159)
Future income taxes on above items	(102)	30	(62)	23
	(535)	99	(421)	368
Comprehensive income	$(364)	$192	$57	$809

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME

UNAUDITED	Three Months Ended September 30		Nine Months Ended September 30
(MILLIONS)	2008	2007	2008	2007
Balance, beginning of period	$559	$412	$445	$—
Transition adjustment – January 1, 2007	—	—	—	143
Other comprehensive income	(535)	99	(421)	368
Balance, end of period	$24	$511	$24	$511

Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT         55

CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED	Three Months Ended September 30		Nine Months Ended September 30
(MILLIONS)	2008	2007	2008	2007
Operating activities
Net income	$171	$93	$478	$441
Adjusted for the following non-cash items
Depreciation and amortization	333	250	975	740
Future income taxes and other provisions	1	22	89	140
Non-controlling interest in non-cash items	(161)	(115)	(417)	(403)
Equity accounted loss and dividends received from investments	11	5	51	83
	355	255	1,176	1,001
Net change in non-cash working capital balances and other	374	500	247	183
Undistributed non-controlling interests in cash flows	171	61	446	350
	900	816	1,869	1,534
Financing activities
Corporate borrowings, net of repayments	(28)	552	330	907
Property-specific mortgages, net of repayments	(224)	819	(282)	1,707
Other debt of subsidiaries, net of repayments	(340)	(84)	(221)	210
Capital provided by non-controlling interests	74	55	229	200
Corporate capital securities issuance (redemption)	—	(118)	143	(225)
Corporate preferred equity issuance	—	—	—	181
Common shares and equivalents issued (net of repurchases)	(13)	(120)	(63)	(118)
Common shares of subsidiaries (repurchased) net of issuances	(17)	(49)	(28)	(70)
Shareholder distributions	(88)	(86)	(257)	(234)
	(636)	969	(149)	2,558
Investing activities
Investment in or sale of operating assets, net
Commercial properties	137	(212)	(60)	(550)
Power generation	(127)	(201)	(512)	(366)
Infrastructure	(13)	(37)	(91)	(1,668)
Development and other properties	(70)	(441)	(617)	(297)
Securities and loans	(221)	149	(210)	21
Financial assets	241	138	201	104
Investments	(12)	(139)	(206)	(152)
Other property, plant and equipment	(61)	(39)	(116)	(50)
	(126)	(782)	(1,611)	(2,958)
Cash and cash equivalents
Increase	138	1,003	109	1,134
Balance, beginning of period	1,532	1,335	1,561	1,204
Balance, end of period	$1,670	$2,338	$1,670	$2,338

56        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED

The interim financial statements should be read in conjunction with the most recently issued Annual Report of Brookfield Asset Management Inc. (the “company”), which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that Report, and have been consistently applied in the preparation of these interim financial statements, except as described within Note 1 below.

The interim financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles (“GAAP”).

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.

1.	CHANGES IN ACCOUNTING POLICIES

Financial Instruments – Disclosures and Presentation

On December 1, 2006, the Canadian Institute of Chartered Accountants (“CICA”) issued two new accounting standards, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. These standards replace Section 3861, Financial Instruments – Disclosure and Presentation and enhance the disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks. These new standards became effective for the company on January 1, 2008, refer to Note 7.

Capital Disclosures

On December 1, 2006, the CICA issued Section 1535, Capital Disclosures. Section 1535 requires the disclosure of: (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about an entity’s managed capital; (iii) whether an entity has complied with capital requirements; and (iv) if an entity has not complied with such capital requirements, the consequences of such non-compliance. This new standard became effective for the company on January 1, 2008, refer to Note 8.

Inventories

In June 2007, the CICA issued Section 3031, Inventories, replacing Section 3030, Inventories. This standard provides guidance on the determination of the cost of inventories and the subsequent recognition as an expense, including any write-down to net realizable value. This new standard became effective for the company on January 1, 2008. The impact of adopting this new standard was a $4 million reduction of opening retained earnings.

2.	FUTURE ACCOUNTING POLICY

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Handbook Sections 3062, Goodwill and Other Intangible Assets and 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new section will be applicable to the financial statements relating to fiscal years beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition of intangible assets by profit-oriented enterprises. The company is currently evaluating the impact of Section 3064 on its financial statements.

3.	GUARANTEES AND COMMITMENTS

In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its

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directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

4.	PROPERTY, PLANT AND EQUIPMENT

	September 30	December 31
(MILLIONS)	2008	2007
Commercial properties	$20,199	$20,984
Power generation	5,379	5,137
Infrastructure	2,943	3,046
Development and other properties	8,318	7,573
Other plant and equipment	1,165	1,050
	$38,004	$37,790

5.	COMMON EQUITY

The company is authorized to issue an unlimited number of Class A Limited Voting Shares (“Class A common shares”) and 85,120 Class B Limited Voting Shares (“Class B common shares”), together referred to as common shares.

The company’s common shareholders’ equity is comprised of the following:

	September 30	December 31
(MILLIONS)	2008	2007
Class A and B common shares	$1,273	$1,275
Contributed surplus	45	57
Retained earnings	4,479	4,867
Accumulated other comprehensive income	24	445
Common equity	$5,821	$6,644
NUMBER OF SHARES
Class A common shares	583,318,983	583,527,581
Class B common shares	85,120	85,120
	583,404,103	583,612,701
Unexercised options	27,898,413	27,344,215
Reserved for conversion of preferred shares	9,010,459	—
Total diluted common shares	620,312,975	610,956,916

The holders of Class A common shares and Class B common shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. With respect to the Class A and Class B common shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of common shares participate equally, on a pro rata basis in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common shares is diluted.

On September 30, 2008 the Class A Series 10 preferred shares became eligible, at the option of the company, to be redeemed by the company for cash or converted into Class A common shares, at a price equal to the greater of 95% of the market price at the time of conversion and C$2.00.

6.	STOCK-BASED COMPENSATION

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan

58        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

(“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date.

During the nine months ended September 30 of 2008, the company granted 3.8 million stock options at an average exercise price of $31.50 (C$31.65) per share, which was equal to the market price at the close of business on the day prior to the grant date. The compensation expense was calculated using the Black-Scholes method of valuation, assuming a 7.5 year term, 27% volatility, a weighted average expected dividend yield of 1.7% annually and an interest rate of 3.9%.

7.	RISK MANAGEMENT

The company is exposed to the following risks as a result of holding financial instruments: market risk (i.e. interest rate risk, currency risk and other price risks that impact the fair values of financial instruments); credit risk; and liquidity risk. The following is a description of these risks and how they are managed:

a) Market risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rate such as equity prices, commodity prices or credit spreads.

The company endeavours to maintain a matched position in respect of the book values of foreign currency assets and liabilities and the impact of changes in interest rates on net income from floating rate assets and liabilities. This is achieved by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts such as interest rate and foreign exchange derivatives to minimize residual exposures. Unmatched positions are carried from time to time within predetermined limits, principally to reduce borrowing costs or when hedging is impractical or uneconomic. Financial instruments held by the company that are subject to market risk include securities and loans receivable, borrowings, and derivative instruments such as interest rate, currency, equity and commodity contracts. The categories of financial instruments that can potentially give rise to significant variability are described in the following paragraphs.

Interest rate risk

The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.

The company’s assets largely consist of long duration interest sensitive physical assets. Accordingly, the company’s financial liabilities consist primarily of long-term fixed rate debt or floating rate debt that has been swapped to fixed rates with interest rate derivatives. These financial liabilities are, with few exceptions, recorded at their amortized cost. The company also holds interest rate caps to limit its exposure to increases in interest rates on floating rate debt that has not been swapped and hold interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the values of long duration interest sensitive physical assets that have not been otherwise matched with fixed rate debt.

The result of a 50 basis point increase in interest rates on the company’s net floating rate assets and liabilities would have resulted in a corresponding decrease in net income before tax of $20 million on an annualized basis.

Changes in the value of held-for-trading interest rate contracts are recorded in net income and changes in the value of contracts that are elected for hedge accounting together with changes in the value of available-for-sale financial instruments are recorded in other comprehensive income together with the change in the value of the item being hedged. The impact of a 10 basis point parallel increase in the yield curve on the aforementioned financial instruments is estimated to have resulted in a corresponding increase in net income of $8 million and a increase in other comprehensive income of $3 million, before tax as at September 30, 2008.

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Currency risk

Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar in addition to any changes in the value of the financial instruments in the relevant foreign currency due to other risks. Note 1(b) to the Consolidated Financial Statements of the company for the year ended December 31, 2007 describes the accounting policy for reporting currency.

The company holds financial instruments with net unmatched exposures in several currencies, changes in the translated value of which are recorded in net income. The impact of a 1% increase in the U.S. dollar against these currencies would result in a $36 million increase in the value of these positions on a combined basis, and an increase of not more than $24 million in respect of any individual currency. The impact on cash flows from financial instruments would be insignificant. The company holds financial instruments to hedge the net investment in self-sustaining operations whose functional and reporting currencies are other than the U.S. dollar. A 1% increase in the U.S. dollar would increase the value of these hedging instruments by $49 million as at September 30, 2008, which would be recorded in other comprehensive income and offset by changes in the U.S. dollar carrying value of the net investment being hedged.

Other price risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the company that are exposed to equity price risk include equity securities, equity derivatives and debentures issued by the company that are exchangeable into equity securities. A 5% increase in the market price of equity securities and equity derivatives held by the company, excluding equity derivatives in respect of compensation arrangements, would increase net income by $3 million and increase other comprehensive income by $6 million, prior to taxes. A 5% increase in the market price of equity securities into which debentures can be exchanged decreases pre-tax net income by $2 million, although the company does not recognize any offsetting increase in the value of the securities held because they are not carried at fair value. The company’s liability in respect of equity compensation arrangements are subject to variability based on changes in the company’s underlying common share price. The company holds equity derivatives to hedge almost all of the variability. A 5% change in the common equity price of the company in respect of compensation agreements would increase the compensation liability and compensation expense by $22 million. This increase is offset by a $24 million change in value of the associated equity derivatives of which $22 million would offset the above mentioned increase in compensation expense and the remaining $2 million would be recorded in other comprehensive income.

The company sells power and generation capacity under long-term agreements or financial contracts to stabilize future revenues. Certain of the contracts are considered financial instruments and are recorded at fair value in the financial statements, with changes in value being recorded in either net income or other comprehensive income. A 5% increase in energy prices will increase the liability associated with these arrangements by $37 million, and will decrease net income for the three months ended September 30, 2008 by approximately $21 million and other comprehensive income by $16 million, prior to taxes. The corresponding increase in the value of the revenue or capacity being contracted, however, is not recorded in net income until subsequent periods.

The company held credit default swap contracts with an aggregate net notional of $3.2 billion at September 30, 2008. The company is exposed to changes in the credit spread of the contracts’ underlying reference asset. A 10 basis point increase in the credit spread of the underlying reference assets would increase net income by $14 million for the three months ended September 30, 2008, prior to taxes.

b) Credit risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts, loans receivable and credit investments such as bonds and preferred shares.

The company assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. Management evaluates and monitors counterparty credit risk for derivative financial instruments and endeavours to minimize counterparty credit risk through diversification, collateral arrangements, and other credit

60        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

risk mitigation techniques. The credit risk of derivative financial instruments is limited to the positive fair value of the instruments which tends to be a relatively small proportion of the notional value. Substantially all of the company’s derivative financial instruments involve counterparties that are banks or other financial institutions in North America, the United Kingdom and Australia with high credit ratings from international credit rating agencies. The company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of loans receivables and credit investments is equal to the carrying value.

c) Liquidity risk

Liquidity risk is the risk that the company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure the company is able to react to investment opportunities quickly and on a value basis, the company maintains a high level of liquidity at the corporate level. The primary source of liquidity consists of cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

The company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. These risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time.

8. CAPITAL MANAGEMENT

The capital of the company consists of the components of shareholders’ equity in the company’s consolidated balance sheet (i.e. common and preferred equity) as well as the company’s capital securities, which consist of preferred shares that are convertible into common shares at the option of either the holder or the company. As at September 30, 2008, these items totalled $7.3 billion on a book value basis (December 31, 2007 – $8.0 billion) and $19.0 billion based on the company’s market capitalization (December 31,2007 – $23.6 billion).

The company’s objectives when managing this capital is to maintain an appropriate balance between holding a sufficient amount of capital to support its operations, which includes maintaining investment grade ratings at the corporate level, and providing shareholders with a prudent amount of leverage to enhance returns. Corporate leverage, which consists of corporate debt as well as subsidiary debt that is guaranteed by the Corporation or is otherwise considered corporate in nature, totalled $3.1 billion at September 30, 2008 (December 31, 2007 – $2.8 billion). The company monitors its capital base and leverage primarily in the context of its deconsolidated debt-to-total capitalization ratios. The ratio as at September 30, 2008 was 28%, which is within the company’s target of between 20% and 30% on a book value basis. The ratio is 14% based on the company’s market capitalization on that same date.

The consolidated capitalization of the company includes the capital and financial obligations of consolidated entities, including long-term property specific financings, subsidiary borrowings, capital securities as well as common and preferred equity and partnership capital issued to other investors in these entities. The capital in these entities is managed at the entity level with oversight by management of the Corporation. The capital is typically managed with the objective of maintaining investment grade levels in most circumstances and is, except in very limited and carefully managed circumstances, without any recourse to the Corporation. Management of the Corporation also takes into consideration capital requirements of consolidated and non-consolidated entities that it has interests in when considering the appropriate level of capital and liquidity on a deconsolidated basis.

The Corporation is subject to limited covenants in respect of its corporate debt and is in full compliance with all such covenants as at September 30, 2008. The company and its consolidated entities are also in compliance with all covenants and other capital requirements arising from regulatory or contractual obligations of material consequence to the Corporation.

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9.	SEGMENTED AND OTHER INFORMATION

Revenue and assets by geographic segments are as follows:

(UNAUDITED ) (MILLIONS)	Three Months Ended Sept. 30, 2008 Revenue	Three Months Ended Sept. 30, 2007 Revenue	Nine Months Ended Sept. 30, 2008 Revenue	Nine Months Ended Sept. 30, 2007 Revenue	Sept. 30, 2008 Assets	Dec. 31, 2007 Assets

United States	$1,302	$1,111	$4,424	$3,068	$28,921	$27,156
Canada	816	836	2,126	2,368	11,694	12,248
International	1,098	272	3,312	749	15,357	16,193
	$3,216	$2,219	$9,862	$6,185	$55,972	$55,597

Revenue, net income and assets by reportable segments are as follows:

	Operations
	Three Months Ended Sept. 30, 2008		Three Months Ended Sept. 30, 2007		Nine Months Ended Sept. 30, 2008		Nine Months Ended Sept. 30, 2007		Assets
UNAUDITED (MILLIONS)	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income	Sept. 30, 2008	Dec. 31, 2007
Commercial properties	$880	$27	$593	$(24)	$2,337	$18	$1,711	$4	$24,710	$23,571
Power generation	327	159	197	5	1,028	269	722	98	7,291	7,106
Infrastructure	165	1	190	(9)	470	27	499	4	4,469	4,230
Development and other properties	830	(29)	406	37	2,748	34	1,121	134	10,175	12,115
Specialty Funds	454	(6)	273	19	1,605	106	1,030	184	4,472	2,676
Cash, financial assets and other	560	19	560	65	1,674	24	1,102	17	4,855	5,899
Total	$3,216	$171	$2,219	$93	$9,862	$478	$6,185	$441	$55,972	$55,597

Cash taxes paid for the nine month period were $42 million (2007 – $52 million) and are included in other cash expenses. Cash interest paid totalled $1,547 million (2007 – $1,175 million).

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Shareholder Information

Shareholder Enquiries

Shareholder enquiries are welcomed and should be directed to Denis Couture, Senior Vice-President, Investor Relations, Corporate and International Affairs at 416-363-9491 or dcouture@brookfield.com. Alternatively shareholders may contact the company at its administrative head office:

Brookfield Asset Management Inc.

Suite 300, Brookfield Place, Box

762, 181 Bay Street

Toronto, Ontario M5J 2T3

Telephone: 416-363-9491

Facsimile: 416-365-9642

Web Site: www.brookfield.com

E-Mail:      inquiries@brookfield.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC Mellon Trust Company

P.O. Box 7010, Adelaide Street Postal Station

Toronto, Ontario M5C 2W9

Telephone:416-643-5500 or

1-800-387-0825 (Toll free throughout North America)

Facsimile: 416-643-5501

Web Site: www.cibcmellon.com

E-Mail:    inquiries@cibcmellon.com

Investor Relations and Communications

We are committed to informing our shareholders of our progress through a comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and press releases for material information. We also maintain a web site that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions at any time. Management is also available to investment analysts, financial advisors and media to ensure that accurate information is available to investors. All materials distributed at any of these meetings are posted on the company’s web site.

The text of the company’s 2007 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Dividend Reinvestment Plan

Registered holders of Class A Common Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Common Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The Dividend Reinvestment Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from our administrative head office, our transfer agent or from our web site.

Stock Exchange Listings

	Outstanding at September 30, 2008	Symbol	Stock Exchange
Class A Common Shares	583,318,983	BAM	New York
		BAM.A	Toronto
		BAMA	Euronext Amsterdam
Class A Preference Shares
Series 2	10,465,100	BAM.PR.B	Toronto
Series 4	2,800,000	BAM.PR.C	Toronto
Series 8	1,805,948	BAM.PR.E	Toronto
Series 9	2,194,052	BAM.PR.G	Toronto
Series 10	10,000,000	BAM.PR.H	Toronto
Series 11	4,032,401	BAM.PR.I	Toronto
Series 12	7,000,000	BAM.PR.J	Toronto
Series 13	9,999,000	BAM.PR.K	Toronto
Series 14	665,000	BAM.PR.L	Toronto
Series 17	8,000,000	BAM.PR.M	Toronto
Series 18	8,000,000	BAM.PR.N	Toronto
Series 21	6,000,000	BAM.PR.O	Toronto

Dividend Record and Payment Dates

	Record Date	Payment Date
Class A Common Shares [1]	First day of February, May, August and November	Last day of February, May, August and November
Class A Preference Shares [1]
Series 2, 4, 10, 11, 12, 13, 17, 18 and 21	15th day of March, June, September and December	Last day of March, June, September, and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November

1	All dividend payments are subject to declaration by the Board of Directors

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64        Brookfield Asset Management  |  Q3 /2008 INTERIM REPORT

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States	Sydney – Australia	London – United Kingdom	São Paulo – Brazil
Three World Financial Center	Level 1	40 Berkeley Square	Brascan Century Plaza
200 Vesey Street, 10th Floor	1 Kent Street	London W1J 5AL	Rua Joaquim Floriano,
New York, New York	Sydney, NSW 2000	T 44 (0) 20-7659-3500	466 Edificio Corporate, 10°
10281-0221	T 62-2-9256-5000	F 44 (0) 20-7659-3501	Andar,
T 212-417-7000	F 62-2-9256-5001		Conjunto 1004
F 212-417-7196			São Paulo, SP
CEP: 04534-002
T 55 (11) 3707-6744
F 55 (11) 3707-6751

Toronto – Canada	Dubai – UAE	Hong Kong	Beijing – China
Brookfield Place, Suite 300	Level 12, Al Attar Business Tower	Lippo Centre, Tower Two	Beijing Kerry Center
Bay Wellington Tower	Sheikh Zayed Road	26/F, 2601	North Tower, 3rd Floor
181 Bay Street, Box 762	T 971-4-3158-500	89 Queensway	1 Guanghua Road
Toronto, Ontario M5J 2T3	F 971-4-3158-600	T 852-2810-4538	Chao Yang District
T 416-363-9491		F 852-2810-7083	Beijing 100020
F 416-365-9642			T 8610-8529-8858
F 8610-8529-8859

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